

KIRKLAND'S®

ANNUAL REPORT
2012

KIRKLAND'S®

YOUR HOME DÉCOR STORE

Love the possibilities. Love the price.™









Where your passion for home décor is greeted at the door by endless possibilities, all at affordable prices.





2012 SHAREHOLDER LETTER

I am pleased to report that fiscal 2012 was another profitable year for Kirkland's. The effort and commitment of our experienced and talented team members made it possible for Kirkland's to continue to be a major player in a highly competitive and competent sector by providing a consistent and better store experience, continuing to provide a compelling and productive merchandise offering and growing our store base in both units and square footage. While our earnings of $0.77 per diluted share trailed the prior year, our stronger-than-expected fourth quarter earnings results helped provide some momentum for fiscal 2013.

The continued financial pressure on the consumer contributed to a difficult year for many retailers. For Kirkland's, this consumer pressure resulted in lower traffic and transaction results during 2012. When the customer is challenged, we have to work harder. That effort is reflected in many ways, but one of our key opportunities is to deploy greatly enhanced technology to improve our interactions with customers through a better merchandise selection and marketing message.

In 2012, we shared a signal moment when our dedicated merchandising, planning and information technology teams completed a three-year installation of our fourth generation, state-of-the-art merchandise management system with Oracle Retail. We are very excited about the opportunities presented by this new technology, but the end game is yet in front of us in the form of stronger sales and better product margins. We will be focused on better utilizing the more comprehensive and highly organized information about our customers, our products and the characteristics of our store locations. While these systems are the key to effective accumulation and strategic organization of information, the practices employed to use that intelligence to drive sales and product margin are even more important. To that end, we will emphasize the blend between our historic strength in merchant creativity and the scientific decision-making supported by system data and new technology.

Our "value" message to customers has historically been delivered and spread by word of mouth and by being located in regional, enclosed malls, which provided customer awareness from strong walk-by traffic. More recently, as we and our customers have migrated from malls to strip centers that typically don't have the same high volume of walk-by traffic, we have developed a large group of about three million regular email recipients and a strong following on multiple social networks, including Facebook, Twitter and Pinterest. While significant and productive, that effort alone is not enough for a company that is not yet a nationally recognized brand and that is trying to gain market share in a crowded home décor sector. Therefore, we are now engaged in a major branding project and media test to determine how to connect more frequently and effectively with a group of customers that does not know us well or at all. If you happen to live in one of our seven test markets, be sure to communicate your opinion of our marketing over cable television and in mail and newspaper inserts. We value your opinion.

Fiscal 2012 was another year of store growth as we opened 42 stores and closed 28, bringing us to 323 stores in 35 states. In fiscal 2013, we expect to continue that growth but at a more modest pace. The number of new stores will be influenced by our decision to minimize openings in our all-important fourth quarter as well as the discipline to remain selective in an environment that is still affected by five consecutive years of very little new retail space development. Closings will be less than prior years due to the continued favorable renegotiation of occupancy costs in terminable deals and the progress we have made over the last five years in repositioning our stores into strip centers—now almost 90% of the store base.

Our e-commerce capability continued to grow to about 3.5% of our total revenue and operated profitably in fiscal 2012 as we enjoyed almost 10 million visits to our site. A very informative and well-executed online experience is a huge opportunity for us to market better, sell more and become more important to our customers. Recognizing this opportunity, we are engaged in a decided effort to improve the platform, enlarge our service capabilities, expand product offerings and reach areas of the country where we don't currently have stores. Our goal is to grow this channel to approximately 10% of our total business over several years. To support our growth, we expanded our physical facilities for fulfillment in our Jackson, Tennessee distribution center in 2012. We are also currently working on third party fulfillment agreements that can exponentially expand our product offering and revenue over time. While we are committed to multiple areas of growth in this channel, we will continue to thoughtfully seek the right balance to deliver a truly integrated operational and customer experience between our two channels.

We ended fiscal 2012 with $67.8 million in cash, after having completed a $40 million stock repurchase program earlier in the year. We expect to continue to accumulate free cash through operations during fiscal 2013 while remaining debt-free. Our most prolific uses of cash will be prudent organic store growth, technology additions that improve the productivity of people and inventory and the addition of world-class talent to our corporate team and in our stores.

A strong balance sheet and the careful and prudent use of cash is just one element of a strong, multi-channel retail company with great experience in delivering value to a large segment of Middle America customers. Our repositioned store base and refined value proposition provide us the perfect opportunity over time to become the retailer of choice for home décor and accessories, despite the many persistent headwinds in the current retail and financial environment. We look forward to engaging such challenges and generating increased profits and shareholder value. We sincerely appreciate your trust and investment. We are striving to exceed your expectations in all aspects of the Kirkland's experience, both in-store and online. Feel free to tell us how we are doing.

On a personal note, this will likely be my last letter to shareholders as I contemplate retirement at the end of this year. I want to convey my heart-felt thanks to our investors, team members, vendors and friends for your support and trust over almost three decades as we have worked together to build this wonderful company. I am privileged to have served Kirkland's in so many capacities and to have worked with and grown to know so many wonderful people. Thank you for your support. I hope to see you in our stores very soon.

Sincerely,



Robert Alderson
President and Chief Executive Officer

FINANCIAL HIGHLIGHTS

(in thousands, except per share data and performance metrics)	Fiscal 2012 (53 Weeks)	Fiscal 2011 (52 Weeks)	Fiscal 2010 (52 Weeks)
STATEMENT OF INCOME DATA			
Total revenue	$ 448,365	$ 430,285	$ 415,300
Gross profit	168,616	169,194	170,536
Operating income	21,528	30,505	41,974
Pretax income	21,494	30,570	42,168
Net income	13,795	19,115	26,431
Diluted earnings per share	$ 0.77	$ 0.95	$ 1.28
Adjusted diluted earnings per share[1]	$ 0.77	$ 0.95	$ 1.24
BALANCE SHEET DATA			
Cash and cash equivalents	$ 67,797	$ 83,123	$ 91,222
Inventories, net	49,577	47,306	44,452
Total assets	208,404	202,589	195,077
Total shareholders' equity	117,875	117,662	118,289
PERFORMANCE METRICS			
Comparable store sales increase (decrease)	(3.0)%	(4.0)%	(0.5)%
Gross profit margin	37.6%	39.3%	41.1%
Operating margin	4.8%	7.1%	10.1%
Return on assets	6.7%	9.6%	14.7%
Return on equity	11.7%	16.2%	25.6%
Stores in operation	323	309	300


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★ Corporate Headquarters
● Corporate Offices and Central Distribution Center
60
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35

This map indicates the states where our stores are located and the number of stores within each state as of February 2, 2013.

[1]Please refer to "Reconciliation of Non-GAAP Measures" on page 25 of our Form 10-K for a discussion of certain information relating to adjusted diluted earnings per share.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**
For the fiscal year ended February 2, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 000-49885

Kirkland's, Inc.

(Exact name of registrant as specified in its charter)

Tennessee	**62-1287151**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2501 McGavock Pike, Suite 1000, Nashville, TN	**37214**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code:
(615) 872-4800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Each Exchange on Which Registered
Common Stock, no par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
(None)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of July 28, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $159,289,847 based on the last sale price of the common stock as reported by The Nasdaq Stock Market.

As of April 8, 2013, there were 17,085,655 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Shareholders of Kirkland's, Inc. to be held June 4, 2013, are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS
FORM 10-K

FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These statements may be found throughout this Form 10-K, particularly under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," among others. Forward-looking statements typically are identified by the use of terms such as "may," "will," "should," "expect," "anticipate," "believe," "estimate," "intend" and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and our beliefs concerning future business conditions, our results of operations, financial position and our business outlook or state other "forward-looking" information based on currently available information. The factors listed below under the heading "Risk Factors" and in the other sections of this Form 10-K provide examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements.

The forward-looking statements made in this Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

The terms "Kirkland's," "we," "us," and "our" as used in this Form 10-K refer to Kirkland's, Inc.

PART I

Item 1. *Business*

General

We are a specialty retailer of home décor and gifts in the United States, operating 323 stores in 35 states as of February 2, 2013. Our stores present a broad selection of distinctive merchandise, including framed art, mirrors, wall décor, candles and related items, lamps, decorative accessories, accent furniture, textiles, garden-related accessories and artificial floral products. Our stores also offer an extensive assortment of holiday merchandise during seasonal periods as well as items carried throughout the year suitable for gift-giving. In addition, we use innovative design and packaging to market home décor items as gifts. We provide our predominantly female customers an engaging shopping experience characterized by a diverse, ever-changing merchandise selection at prices which provide discernible value to the customer. Our stores offer a unique combination of style and value that has led to our emergence as a leader in home décor and has enabled us to develop a strong customer franchise.

Business Strategy

Our goal is to be one of the leading specialty retailers of home décor in each of our markets. We believe the following elements of our business strategy both differentiate us from our competitors and position us for growth:

Item-focused merchandising. While our stores contain items covering a broad range of complementary product categories, we emphasize traditionally-styled, high quality and fashionable key items within our targeted categories rather than merchandising complete, themed product classifications. Our buyers work closely with our vendors to identify and develop stylish merchandise that appeals to a broad base of customers while reflecting the latest trends. We test-market products where appropriate and monitor individual item sales, which enables us to identify and quickly reorder bestselling items in order to maximize sales. We constantly evaluate market trends and merchandise sales data and work with vendors to develop new products to be sold in our stores, frequently on an exclusive basis. In most cases, this exclusive merchandise is the result of our buying team's experience in interpreting market and merchandise trends in a way that appeals to our customers.

Ever-changing merchandise mix. We believe our ever-changing merchandise mix and method of display create an inviting store environment, encouraging strong customer loyalty and frequent return visits to our stores. The merchandise in our stores is traditionally-styled for broad market appeal, yet it reflects an understanding of our customer's desire for fashion and novelty. Our information systems permit close tracking of individual item sales, enabling us to react quickly to both fast-selling and slow-moving items. Accordingly, our inventory turns rapidly and we actively change our merchandise throughout the year in response to market trends, sales results and changes in seasons. We also strategically increase selling space devoted to gifts and seasonal merchandise in advance of holidays.

Stimulating visual presentation. Through our marketing and in-store presentation, we seek to help customers visualize our merchandise in their own homes and inspire decorating and gift-giving ideas. We creatively group complementary merchandise throughout the store. We believe this cross-category merchandising encourages customers to browse for longer periods of time, promoting add-on sales. We adjust our visual presentation frequently to take advantage of sales trends and enhance our ever-changing merchandise mix.

Strong value proposition. Our customers regularly experience the satisfaction of paying noticeably less for items similar to those sold by other retail stores or through other retail channels. This strategy of providing a unique combination of style, quality and value is an important element in making Kirkland's a destination store. While we carry some items in our stores that sell for several hundred dollars, most items sell for under $20 and are perceived by our customers as very affordable home décor and gifts. Our longstanding relationships with vendors and our ability to place and sell-through large orders of a single item enhance our ability to attain favorable product pricing from vendors.

Broad market appeal. Our stores operate successfully across different geographic regions and market sizes. As of February 2, 2013, we operated stores in 35 states. The flexibility of our concept enables us to select the most promising real estate opportunities that meet requisite economic and demographic criteria within the target markets where our customers live and shop. In addition to our stores, we sell direct-to-customer through our website at www.kirklands.com. We view this on-line channel as an important part of our business strategy, allowing us to introduce our concept to new customers and complement our "brick-and-mortar" business.

Opening new stores. We experienced net store growth during fiscal 2012, ending the year with 323 stores versus 309 stores at the end of fiscal 2011. Our approach to new store growth in fiscal 2013 will continue to focus on replacements of successful mall and smaller-sized off-mall stores with new, larger off-mall locations that have proved to produce higher sales. We expect to open stores in existing, underpenetrated markets as well as selected new geographic markets within the continental United States. During fiscal 2013, we expect to open a total of 25 to 35 stores, and expect to close approximately 10 to 15 stores. Many of these expected closings are currently in markets where we are pursuing or have identified a relocation opportunity. Fiscal 2013 new store openings will be weighted toward the back half of the year while store closings for fiscal 2013 are expected to be weighted toward the first half of the year.

Merchandising

Merchandising strategy. Our merchandising strategy is to (i) offer unique, distinctive and often exclusive, high quality home décor products and gifts at affordable prices representing great value to our customers, (ii) maintain a breadth of productive merchandise categories, (iii) provide a carefully edited selection of key items within targeted categories, (iv) emphasize new and fresh-to-market merchandise by continually updating our merchandise mix, and (v) present merchandise in a visually appealing manner to create an inviting atmosphere which inspires decorating and gift-giving ideas and encourages frequent store visits.

Our information systems permit close tracking of individual item sales, which enables us to react quickly to market trends and best or slow sellers. This daily sales and gross margin information helps us to maximize the productivity of successful products and categories, and minimize the accumulation of slow-moving inventory. Our core merchandise assortment is relatively consistent across the chain. We address regional differences where applicable by tailoring inventories to geographic considerations and specific store sales results in selected categories and classes of product.

We continuously introduce new and often exclusive products to our merchandise assortment in order to (i) maintain customer interest by providing freshness in our product selections, encouraging frequent return visits to our stores, (ii) enhance our reputation as a source for identifying and developing high quality, fashionable products, and (iii) allow merchandise which has peaked in sales to be quickly discontinued and replaced by new items. In addition, we strategically manage the selling space devoted to gifts and holiday merchandise throughout the year. Our flexible store design and display fixtures allow us to adjust our selling space as needed to capitalize on sales trends.

Our average store generally carries approximately 4,000 Stock Keeping Units ("SKUs"). We regularly monitor the sell-through on each item, therefore, the number and make-up of our active SKUs is continuously changing based on changes in selling trends. New and different SKUs are introduced to our stores constantly.

We purchase merchandise from approximately 260 vendors, and our buying team works closely with vendors to differentiate Kirkland's merchandise from that of our competitors. For products that are not manufactured specifically for Kirkland's, we may create custom packaging as a way to differentiate our merchandise offering and reinforce our brand. Exclusive or proprietary products distinguish us from our competition, enhance the value of our merchandise and provide the opportunity to improve our net sales and gross margin.

Product assortment. Our major merchandise categories include wall décor (framed art, mirrors, metal and other wall ornaments), lamps, decorative accessories, accent furniture, candles and related items, textiles, outdoor accessories, and artificial floral products. Our stores also offer an extensive assortment of holiday merchandise, as well as items carried throughout the year suitable for gift-giving. Consistent with our item-focused strategy, a vital part of the product mix is a variety of home décor and other assorted merchandise that does not necessarily fit into a specific product category. Decorative accessories consist of such varied products as vases and clocks. Throughout the year, and especially during the fourth quarter of the calendar year, our buying team uses its experience in home décor to develop products that are equally appropriate for gift-giving.

The following table presents the percentage of net sales contributed by our major merchandise categories over the last three fiscal years:

		% of Net Sales	
Merchandise Category	Fiscal 2012	Fiscal 2011	Fiscal 2010
Wall Décor (including framed art, mirrors, and other wall ornaments)	32%	31%	33%
Decorative Accessories	10	11	12
Accent Furniture	10	10	9
Holiday	10	9	8
Fragrance and Accessories	8	7	7
Lamps	7	7	7
Textiles	5	6	5
Impulse and Personal Accessories	5	4	4
Floral	4	4	4
Frames	4	5	6
Housewares	3	4	3
Outdoor Living	2	2	2
Total	100%	100%	100%

Value to customer. We continually strive to increase the perceived value of Kirkland's products to our customers through our distinctive merchandising, carefully coordinated in-store signage, visual presentation and product packaging. Our shoppers regularly experience the satisfaction of paying noticeably less for items similar to those sold by other retail stores, through catalogs, or on the Internet. Our stores typically have two major semi-annual sale events, one in January and one in July. We also use temporary promotions throughout the year featuring specific items or categories of merchandise. We believe our value-oriented pricing strategy, coupled with an adherence to high quality standards, is an important element in establishing our distinct brand identity and solidifying our connection with our customers.

Buying and Inventory Management

Merchandise sourcing and product development. Our merchandise team purchases inventory on a centralized basis to take advantage of our consolidated buying power and our technology to closely control the merchandise mix in our stores. Our buying team selects all of our products, negotiates with vendors and works closely with our planning and allocation team to optimize store-level merchandise quantity and mix by category, classification and item.

We purchase merchandise from approximately 260 vendors. Approximately 95% of our total purchases are from importers of merchandise manufactured primarily in China, with the balance purchased from domestic manufacturers and wholesalers. For our purchases of merchandise manufactured abroad, we have historically bought from importers or U.S.-based representatives of foreign manufacturers rather than dealing directly with foreign manufacturers. This process has enabled us to maximize flexibility and minimize product liability and credit risks. We continually evaluate the best ways to source and differentiate our merchandise while attaining our sales and gross margin objectives. For certain categories and items, the strategic use of domestic manufacturers and wholesalers enables us to reduce the lead times between ordering products and presenting them for sale in our stores.

Planning and allocation. Our merchandise planning and allocation team works closely with our buying team, field management and store personnel to meet the requirements of individual stores for appropriate merchandise in sufficient quantities. This team also manages inventory levels, allocates merchandise to stores and replenishes inventory based upon information generated by our information systems. Our inventory control systems monitor current inventory levels at each store, by operating district, and for the total company. We also continually monitor recent selling history within each store by category, classification and item to properly allocate future purchases to maximize sales and gross margin.

Each of our stores is internally classified for merchandising purposes based on certain criteria including sales volume, size, location and historical performance. Although all of our stores carry similar merchandise, the variety and depth of products in a given store may vary depending on the store's rank and classification. Where applicable, inventory purchases and allocation are also tailored based on regional or demographic differences between stores in selected categories.

Store Operations

General. As of February 2, 2013, we operated 323 stores in 35 states, with stores operating seven days a week. In addition to corporate management and three Regional Directors, approximately 24 Multi-Unit Managers (who generally have responsibility for approximately 10-16 stores within a geographic district) manage store operations. A Store Manager and one to three Assistant Managers manage individual stores. The Store Manager is responsible for the day-to-day operation of the store, including sales, customer service, merchandise display, human resource functions and store security. A typical store operates with an average of 12 to 14 employees, including a combination of full and part-time employees, depending on the volume of the store and the season. Additional part-time employees are typically hired to assist with increased traffic and sales volume in the fourth quarter of the calendar year.

Formats. We operate stores in a variety of off-mall venues and enclosed malls. As of February 2, 2013, we operated 42 stores in enclosed malls, of which six were outward-facing and 281 stores in off-mall venues. Off-mall stores included 253 in "power" strip centers and "lifestyle" centers, 12 in outlet centers and 16 freestanding locations. Off-mall stores are generally larger than mall stores and tend to have a lower occupancy cost per square foot. The average size of our mall stores was approximately 5,300 square feet, and the average size of our off-mall stores was approximately 7,500 square feet. The average size of the new stores we opened in fiscal 2012 was approximately 9,100 square feet, and we currently expect our fiscal 2013 new stores to be of similar average size.

Merchandise presentation. Merchandise is generally displayed according to guidelines and directives given to each store from the Merchandise Presentation team with input from Store Operations. This procedure promotes somewhat uniform display standards throughout the chain depending upon store configuration. Using multiple types of fixtures, we group complementary merchandise creatively throughout the store, and also display certain products strictly by category or product type.

Because of the nature of our merchandise and our focus on identifying and developing best-selling items, we emphasize our merchandise presentation standards. Our Merchandise Presentation team provides Store Managers with recommended directives such as photographs, diagrams and placement guides. Augmenting this centralized approach, each Store Manager has flexibility to creatively highlight those products that are expected to have the greatest appeal to local shoppers. Effective and consistent visual merchandising enhances a store's ability to reach its full sales potential.

Personnel recruitment and training. We believe our continued success is dependent in part on our ability to attract, retain and motivate quality employees. In particular, the success of our growth strategy depends on our ability to promote and/or recruit qualified Multi-Unit and Store Managers and maintain quality full-time and part-time sales associates. A training program is provided for new Multi-Unit Managers and Store Managers. Many Store Managers begin their Kirkland's career as sales associates, but complete a formal training program before taking responsibility for a store. This training program includes five to 10 days in a designated "training store," working directly with a qualified Training Store Manager. Multi-Unit Managers are primarily responsible for recruiting new Store Managers. Store Managers are responsible for the hiring and training of new associates, assisted where appropriate by a Human Resources Manager. We constantly look for motivated and talented people to promote from within Kirkland's, in addition to recruiting outside Kirkland's.

Compensation and incentives. Multi-Unit and Store Managers are compensated with a base salary or on an hourly basis, plus a monthly sales bonus combined with a quarterly performance bonus based on store-level profit contribution. Sales associates are compensated on an hourly basis. In addition, we periodically run a variety of contests that reward associates for outstanding achievement in sales and other corporate initiatives.

Real Estate

Strategy. Our real estate strategy is to identify dominant retail properties that are convenient and attractive to our target female customer. The flexibility and broad appeal of our stores and our merchandise allow us to operate successfully in major metropolitan markets such as Houston, Texas and Atlanta, Georgia; middle markets such as Birmingham, Alabama, Nashville, Tennessee, and Fresno, California; and smaller markets such as Lafayette, Louisiana, and Amarillo, Texas. As we execute our store growth strategy, we are increasingly focused on under-penetrated markets in the United States such as the Mid-Atlantic states, California and the Midwest to provide us with the unit growth to achieve our goals.

Site selection. Our current strategy is to locate our stores in venues which are destinations for large numbers of shoppers and which reinforce our quality image and brand. To assess potential new locations, we review financial and demographic criteria and infrastructure for access. We also analyze the quality and relative location of co-tenants and competitive factors, square footage availability, frontage space and other relevant criteria to determine the overall acceptability of a property and the optimal locations within it.

As of February 2, 2013, of our 323 stores, 281 were in a variety of off-mall venues including 253 in "lifestyle" centers and "power" strip centers, 12 in outlet centers and 16 freestanding locations. We currently anticipate that most of the new stores opening in fiscal 2013 and beyond will be located in off-mall venues, where we have generally experienced better financial results, primarily due to higher sales volumes. We also believe that our target shopper prefers the off-mall location for convenience in her shopping experience.

We believe we are a desirable tenant to developers because of our long and successful operating history, sales productivity, ability to attract customers, financial strength and our strong position with co-tenants in the home décor category. The following table provides a history of our store openings and closings by venue for the last five fiscal years.

	Fiscal 2008	Fiscal 2009	Fiscal 2010	Fiscal 2011	Fiscal 2012
Mall					
Stores open at beginning of period	121	91	66	59	50
Store openings	—	—	2	3	2
Store closings	(30)	(25)	(9)	(12)	(10)
Stores open at end of period	91	66	59	50	42
Off-Mall					
Stores open at beginning of period	214	208	213	241	259
Store openings	3	18	36	31	40
Store closings	(9)	(13)	(8)	(13)	(18)
Stores open at end of period	208	213	241	259	281
Total					
Stores open at beginning of period	335	299	279	300	309
Store openings	3	18	38	34	42
Store closings	(39)	(38)	(17)	(25)	(28)
Stores open at end of period	299	279	300	309	323

Distribution and Logistics

We have implemented a comprehensive approach to the management of our merchandise supply chain. This approach encompasses all parts of the supply chain, from the manufacturer overseas to the store selling floor. Our 771,000-square-foot distribution center in Jackson, Tennessee was built to our specifications in May 2004 and provides a scalable infrastructure for our supply chain. Our custom warehouse management system and material handling equipment streamline the flow of goods within the distribution center.

We currently utilize third-party carriers to transport merchandise from our Jackson distribution center to our stores. Approximately 98% of our stores utilize direct, full truckload deliveries, which results in lower distribution costs and allows our field personnel to better schedule our store staff for the receiving process. The optimal delivery method for a given store depends on the store's sales volume, square footage, geographic location and other factors. This shift to direct store delivery methods has resulted in lower annual outbound freight costs both on a dollar basis and as a percentage of sales compared to the less-than-truckload and pool point delivery methods used in the past.

An important part of our efforts to achieve efficiencies, cost reductions and net sales growth is the continued identification and implementation of improvements to our planning, logistical and distribution infrastructure and our supply chain, including merchandise ordering, transportation and receipt processing. We seek to ensure that our distribution infrastructure and supply chain are kept in sync with the changes in our business strategy and our anticipated growth. For the foreseeable future, we believe our current distribution infrastructure is adequate to support our operational needs.

Our distribution facility is also used for e-commerce fulfillment for sales made through our website. We currently use approximately 100,000 square feet of the building to support the pick-and-pack operation used in e-commerce fulfillment. Due to the anticipated growth in the e-commerce business, we spent approximately $1.1 million in capital improvements during fiscal 2012 to expand the e-commerce space, as well as support the increase in store count. These improvements consisted of the reconfiguration of certain areas of the distribution center to generate additional space for e-commerce, streamlining of the sortation systems for the "brick-and-mortar" business, and offloading other processes such as new store staging and data storage to other, more cost-effective solutions.

Information Systems

Our store information systems include a server in each store that runs our automated point-of-sale ("POS") application on multiple POS registers. The server provides Store Managers with convenient access to detailed sales and inventory information for the store. Our POS registers provide a price look-up function (all merchandise is bar-coded), time and attendance, and automated check, credit card, debit card and gift card processing. Through nightly two-way electronic communication with each store, we upload SKU-level sales, gross margin information and payroll hours to our home office system and download new merchandise pricing, price changes for existing merchandise, purchase orders and system maintenance tasks to the store server. Based upon the evaluation of information obtained through this daily information exchange, our planning and allocation team implements merchandising decisions regarding inventory levels, reorders, price changes and allocation of merchandise to our stores. During the second half of 2011, we implemented a new point-of-sale software package. This new software provides us with new tools to review sales information real-time, better control store-level labor, and implement additional scheduling capabilities. It also allowed us to move away from a highly-customized, more expensive solution to a more scalable and flexible solution as we seek to take quick advantage of the rapidly-changing technology landscape in the retail market.

Our current merchandise management system integrates all merchandising and inventory management applications, including category, classification and SKU inventory tracking, purchase order management, automated ticket making, and sales audit. During the second half of 2012, the Company completed the implementation of a new merchandise management system. This new software provides us with tools to better manage aspects of our merchandise assortment. Our financial system applications, including general ledger and accounts payable, were upgraded to new software in February 2011. Concurrent with the move into our distribution center in 2004, we implemented a warehouse management system ("WMS"). The WMS was tailored to our specifications and provides us with a fully automated solution for all operations within the distribution center.

Marketing

Although our overall marketing efforts encompass various techniques, in recent years, we have had a specific focus on e-mail communication. We now manage a database of approximately 2.8 million active e-mail addresses that have been provided by our customers, primarily through in-store collection processes and various contests and initiatives designed to drive e-mail sign-ups. We use this database to communicate frequently with our loyal customer base about new products, in-store events and special offers. We are beginning to utilize other means of media advertising to enhance the visibility of our products and our brand. During the first quarter of 2013, we began a media test in select markets that included television commercials, newspaper and mail inserts. We are actively evaluating other forms of advertising to test during 2013, as we seek to further develop the brand of the company as we execute our growth strategy. Our marketing efforts inside the store emphasize signage, store and window banners, displays and other techniques to attract customers and provide an exciting shopping experience.

To drive customer loyalty, we provide our customers with the option to utilize Kirkland's private-label credit card. This program is administered by a third-party, who bears the credit risk associated with the card program without recourse to us. As cardholders, customers are automatically enrolled in a loyalty program whereby they earn loyalty points for their purchases. Customers attaining specified levels of loyalty points are eligible for special discounts on future purchases. We believe that customers using the card visit our stores and purchase merchandise more frequently, as well as spend more per visit, than our customers not using the card. During December of 2011, we terminated the agreement with our prior service provider. We launched a new program with a new provider during the first quarter of 2012.

Internet and Social Media

We believe the Internet offers opportunities to complement our "brick-and-mortar" stores, increase sales and increase consumer brand awareness of our products. Our website at www.kirklands.com, provides our customers with the ability to purchase Kirkland's merchandise online and have it delivered directly to their homes or their nearest Kirkland's store. Customers may also use the website as a resource to locate a store, preview our merchandise, apply for a Kirkland's credit card, and purchase gift cards online. We are also very active in social media and maintain a presence on Facebook, where we have a growing fan base of over 620,000. We launched a Twitter initiative in 2011 and Pinterest in 2012 and have over 22,000 and 24,000 followers, respectively.

The information contained or incorporated in our websites is not a part of this annual report on Form 10-K.

Trademarks

All of our stores operate under the names "Kirkland's", "Kirkland's Home", "Kirkland's Home Outlet", "Kirkland's Outlet," and "The Kirkland Collection."

We have registered several trademarks with the United States Patent and Trademark Office on the Principal Register that are used in connection with the Kirkland's stores, including KIRKLAND'S® logo design, THE KIRKLAND COLLECTION®, HOME COLLECTION BY KIRKLAND'S®, KIRKLAND'S OUTLET®, KIRKLAND'S HOME®, as well as several trademark registrations for Kirkland's private label brand, the CEDAR CREEK COLLECTION®. In addition to the registrations, Kirkland's also is the common law owner of the trademark BRIAR PATCH™. These marks have historically been very important components in our merchandising and marketing strategy. We have also applied for the trademark, LOVE THE POSSIBILITES, LOVE THE PRICE™. We are not aware of any claims of infringement or other challenges to our right to use our marks in the United States.

Competition

The retail market for home décor and gifts is highly competitive. Accordingly, we compete against a diverse group of retailers, including specialty stores, department stores, discount stores, catalog and Internet-based retailers, which sell similar lines of merchandise to those carried by us. Our product offerings also compete with a variety of national, regional and local retailers, including such retailers as HomeGoods, Bed, Bath & Beyond, Cost Plus World Market, Hobby Lobby, Pier 1 Imports, Target, Ebay, Amazon.com and Overstock.com. Department stores typically have higher prices than our stores for similar merchandise. Specialty retailers tend to have higher prices and a narrower assortment of home décor products. Wholesale clubs may have lower prices than our stores, but the product assortment is generally more limited. We believe that the principal competitive factors influencing our business are merchandise novelty, quality and selection, price, customer service, visual appeal of the merchandise and the store, and the convenience of our store locations. The number of companies offering a selection of home décor products that overlaps generally with our product assortment has increased over the last 10 to 15 years. However, we believe that our stores still occupy a distinct niche in the marketplace: traditionally-styled, quality merchandise, reflective of current market trends, offered at a value price combined with a unique store experience. We believe we compete effectively with other retailers due to our experience in identifying a broad collection of distinctive merchandise, pricing it to be attractive to the target Kirkland's customer, presenting it in a visually appealing manner, and providing a quality store experience.

In addition to competing for customers, we compete with other retailers for suitable store locations and qualified management personnel and sales associates. Many of our competitors are larger and have substantially greater financial, marketing and other resources than we do. See Item 1A of this Annual Report, captioned "Risk Factors."

Employees

We employed 4,866 employees at March 26, 2013. The number of employees fluctuates with seasonal needs. None of our employees is covered by a collective bargaining agreement. We believe that we maintain a positive relationship with our employees.

Availability of SEC Reports

We file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information with the SEC. Members of the public may read and copy materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Members of the public may also obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, including Kirkland's, that file electronically with the SEC. The address of that site is http://www.sec.gov. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information filed by us with the SEC are available, without charge, on our Internet web site, http://www.kirklands.com, as soon as reasonably practicable after they are filed electronically with the SEC. Copies are also available, without charge, by written request to: Secretary, Kirkland's, Inc., 2501 McGavock Pike, Suite 1000, Nashville, TN 37214.

Executive Officers of Kirkland's

The name, age as of March 31, 2013, and position of each of our executive officers are as follows:

Robert E. Alderson, 66, has been a Director of Kirkland's since September 1986 and has been Chief Executive Officer since February 2006. He also served as Chief Executive Officer from March 2001 to May 2005. He currently serves as President of Kirkland's and he also served as President of Kirkland's both from February 2006 to March 2006 and from November 1997 to May 2005. Mr. Alderson served as Chief Operating Officer of Kirkland's from November 1997 through March 2001 and as Vice President or Senior Vice President of Kirkland's upon joining in 1986 through November 1997. He also served as Chief Administrative Officer of Kirkland's from 1986 to 1997. Prior to joining Kirkland's, Mr. Alderson was a senior partner at the law firm of Menzies, Rainey, Kizer & Alderson.

W. Michael Madden, 43, has been Senior Vice President and Chief Financial Officer since January 2008 and Vice President and Chief Financial Officer since May 2006. Prior to his appointment as Chief Financial Officer, Mr. Madden served as Vice President of Finance from May 2005 to April 2006. From July 2000 to May 2005, he served as Director of Finance. Prior to joining Kirkland's, Mr. Madden served as Assistant Controller with Trammell Crow Company and was with PricewaterhouseCoopers LLP. At PricewaterhouseCoopers LLP, he served in positions of increasing responsibility over six years culminating as Manager-Assurance and Business Advisory Services where he worked with various clients, public and private, in the retail and consumer products industries.

Michelle R. Graul, 47, has been Senior Vice President of Human Resources and Stores since January 2010 and Senior Vice President of Human Resources since August 2008. Prior to her appointment as Senior Vice President of Human Resources, Mrs. Graul served as Vice President of Human Resources from March 2005 to July 2008. Prior to joining Kirkland's, Mrs. Graul was employed with Pier 1 Imports and served in various positions of increasing responsibility over 13 years culminating as Zone Human Resources Director. Prior to joining Pier 1 Imports, Mrs. Graul had positions with four other retailers serving in various store operational roles and as a buyer.

No family relationships exist among any of the above-listed officers, and there are no arrangements or understandings between any of the above-listed officers and any other person pursuant to which they serve as an officer. All officers are elected to hold office for one year or until their successors are elected and qualified.

Item 1A. *Risk Factors*

Investing in our common stock involves risk. You should carefully consider the following risks, as well as the other information contained in this 10-K, including our consolidated financial statements and the related notes, before investing in our common stock.

If We Do Not Generate Sufficient Cash Flow, We May Not Be Able to Implement Our Growth Strategy.

The rate of our expansion will depend on, among other factors, the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt capital. The cost of opening new stores or expanding, remodeling and relocating existing stores — which is at the heart of our growth strategy — may increase in the future compared to historical costs. There can be no assurance that our business will generate adequate cash flow or that we will be able to obtain equity or debt capital on acceptable terms, or at all. Moreover, our senior credit facility contains provisions that restrict the amount of debt we may incur in the future. If we are not successful in obtaining sufficient capital, we may be unable to open additional stores or expand, remodel and relocate existing stores as planned, which may adversely affect our growth strategy resulting in a decrease in net sales. There can be no assurances that we will be able to achieve our current plans for the opening of new stores and the expansion, remodeling or relocation of existing stores.

If We Are Unable to Profitably Open and Operate New Stores at a Rate that Exceeds Planned Store Closings, We May Not Be Able to Adequately Execute Our Growth Strategy, Resulting in a Decrease in Net Sales and Net Income.

A key element of our growth strategy is to open new stores, both in existing markets and in new geographic markets that we select based on customer data and demographics. During fiscal 2012, we opened 42 new stores and we closed 28 stores. Our future operating results will depend to a substantial extent on whether we are able to continue to open and operate new stores successfully at a rate that exceeds our planned store closings.

Our ability to open new stores and to expand, remodel and relocate existing stores depends on a number of factors, including the prevailing conditions in the commercial real estate market and our ability to:

- Maintain or obtain adequate capital resources for leasehold improvements, fixtures and inventory on acceptable terms;
- locate and obtain favorable store sites and negotiate acceptable lease terms;
- construct or refurbish store sites;
- obtain and distribute adequate product supplies to our stores;
- maintain adequate warehousing and distribution capability at acceptable costs;
- hire, train and retain skilled managers and personnel; and
- continue to upgrade our information and other operating systems to control the anticipated growth and expanded operations.

There also can be no assurance that we will be able to open, expand, remodel and relocate stores at the anticipated rate, if at all. Furthermore, there is no assurance that new stores that we open will generate net sales levels necessary to achieve store-level profitability. New stores that we open in our existing markets may draw customers away from our existing stores and may have lower net sales growth compared to stores opened in new markets.

Every year we decide to close certain stores based on a number of factors, including planned location of new stores nearby, excessive rent or other operating cost increases, inadequate profitability, and other reasons. Store closings have the effect of reducing net sales. If we are not able to open new stores at a pace that exceeds the closing of existing stores we will not achieve our planned revenue growth.

New stores also may face greater competition and have lower anticipated net sales volumes relative to previously opened stores during their comparable years of operations. New stores opened in new markets, where we are less familiar with the target customer and less well known, may face different or additional risks and increased costs compared to stores operated in existing markets. Also, stores opened in off-mall locations may require greater marketing costs in order to attract customer traffic. These factors, together with increased pre-opening expenses at our new stores, may reduce our average store contribution and operating margins. If we are unable to profitably open and operate new stores and maintain the profitability of our existing stores, our net income could suffer.

The success of our growth plan will be dependent on our ability to promote and/or recruit a sufficient number of qualified district managers, store managers and sales associates to support the expected growth in the number of our stores. In addition, the time and effort required to train and supervise a large number of new managers and associates may divert resources from our existing stores and adversely affect our operating and financial performance. Our operating expenses would also increase as a result of any increase in the minimum wage or other factors that would require increases in the compensation paid to our employees.

Our Success Depends Upon our Marketing, Advertising and Promotional Efforts. If We are Unable to Implement them Successfully, or if Our Competitors are More Effective Than We Are, Our Revenue May Be Adversely Affected.

We use marketing and promotional programs to attract customers to our stores and to encourage purchases by our customers. We use various media for our promotional efforts, including print, database marketing, email communications and other electronic communications such as paid search advertising and online social networks. If we fail to choose the appropriate medium for our efforts, or fail to implement and execute new marketing opportunities, our competitors may be able to attract some of our customers. Changes in the amount and degree of promotional intensity or merchandising strategy by our competitors could cause us to have difficulties in retaining existing customers and attracting new customers.

We May Not Be Able to Successfully Anticipate Consumer Trends and Our Failure to Do So May Lead to Loss of Consumer Acceptance of Our Products Resulting in Reduced Net Sales.

Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. While we devote considerable effort and resources to shape, analyze and respond to consumer preferences, consumer spending patterns and preferences cannot be predicted with certainty and can change rapidly. Our product introductions and product improvements, along with our other marketplace initiatives, are designed to capitalize on customer or consumer trends. In order to remain successful, we must anticipate and react to these trends and develop new products or processes to address them. If we fail to identify and respond to emerging trends, consumer acceptance of the merchandise in our stores and our image with our customers may be harmed, which could reduce customer traffic in our stores and materially adversely affect our net sales. Additionally, if we misjudge market trends, we may significantly overstock unpopular products and be forced to take significant inventory markdowns, which would have a negative impact on our gross profit and cash flow. Conversely, shortages of items that prove popular could reduce our net sales. In addition, a major shift in consumer demand away from home décor could also have a material adverse effect on our business, results of operations and financial condition.

Our Results Could be Negatively Impacted if our Merchandise Offering Suffers a Substantial Impediment to its Reputation Due to Real or Perceived Quality Issues.

Maintaining, promoting and growing our merchandise offering will depend largely on the success of our design, merchandising, and marketing efforts and our ability to provide a consistent, high quality client experience. If we fail to achieve these objectives, our public image and reputation could be tarnished by negative publicity.

If our merchandise offerings do not meet applicable safety standards or customer expectations regarding safety, we could experience lost sales and increased costs and be exposed to legal and reputational risk. All of our vendors must comply with applicable product safety laws, and we are dependent on them to ensure that the products we buy comply with all safety standards. Events that give rise to actual, potential or perceived product safety concerns with respect to our products could expose us to government enforcement action or private litigation and result in costly product recalls and other liabilities. In addition, negative customer perceptions regarding the safety of the products we sell could cause our customers to seek alternative sources for their needs, resulting in lost sales. In those circumstances, it may be difficult and costly for us to regain customer confidence.

We Face an Extremely Competitive Specialty Retail Business Market, and Such Competition Could Result in a Reduction of Our Prices and a Loss of Our Market Share.

The retail market is a highly competitive market. We compete against a diverse group of retailers, including specialty stores, department stores, discount stores, catalog and Internet-based retailers, which sell similar lines of merchandise to those carried by us. Our competitors, many of which are larger and have substantially greater financial and other resources than us, include HomeGoods, Bed, Bath & Beyond, Cost Plus World Market, Hobby Lobby, Pier 1 Imports, Target, Ebay, Amazon.com and Overstock.com. Our "brick-and-mortar" stores and our kirklands.com website also compete with the ever-increasing number of Internet retail websites offering home décor and gift merchandise. The availability of home décor and gift merchandise from various competitors on the Internet could result in increased price competition as our customers are more readily able to comparison shop, which could reduce our sales, prices and margins and adversely affect our results of operations.

Competitors may have greater financial, distribution, logistics, marketing and other resources available to them and may be able to adapt to changes in customer requirements more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies. Our competitors may also be able to increase sales in their new and existing markets faster than we do by emphasizing different distribution channels than we do. If we are unable to overcome these potential competitive disadvantages, such factors could have an adverse effect on our business, financial condition and results of operations.

Product Liability Claims Could Adversely Affect Our Reputation.

We may be subject to product liability claims if customers are harmed by the products that we sell. Claims, recalls or actions could be based on allegations that, among other things, the products sold by us are misbranded, contain contaminants or impermissible ingredients, provide inadequate instructions regarding their use or misuse, or include inadequate warnings concerning flammability or interactions with other substances. A significant product liability judgment or a widespread product recall may negatively impact the sales and profitability of the affected merchandise or all of our merchandise.

Weather Conditions Could Adversely Affect Our Sales and/or Profitability by Affecting Consumer Shopping Patterns.

Our operating results may be adversely affected by severe or unexpected weather conditions. Frequent or unusual snow, ice or rain storms or extended periods of unseasonable temperatures in our markets could adversely affect our performance by affecting customer shopping patterns or diminishing demand for seasonal merchandise.

Our Performance May be Affected by General Economic Conditions.

Our performance is subject to worldwide economic conditions and their impact on levels of consumer spending. Some of the factors that have had, and may in the future have, an impact on discretionary consumer spending include national or global economic downturns, an increase in consumer debt (and a corresponding decrease in the availability of affordable consumer credit), reductions in net worth based on recent severe market declines, softness in the residential real estate and mortgage markets, changes in taxation, increases in fuel and energy prices, fluctuation in interest rates, low consumer confidence and other macroeconomic factors.

Specialty retail is a cyclical industry that is heavily dependent upon the overall level of consumer spending. Purchases of home décor and gifts tend to be highly correlated with cycles in consumers' disposable income and trends in the housing market. A weak retail environment could impact customer traffic in our stores and also adversely affect our net sales. Because of the seasonality of our business, economic downturns, increased sourcing costs, or scarcity in equipment during the last quarter of our fiscal year could adversely affect us to a greater extent than if such downturns occurred at other times of the year. As purchases of home décor items may decline during recessionary periods, a prolonged recession, including any related decrease in consumers' disposable incomes, may have a material adverse effect on our business, financial condition and results of operations.

Should credit markets tighten or turmoil in the financial markets continue or increase, our ability to access funds, refinance our existing indebtedness (if necessary), enter into agreements for new indebtedness or obtain funding through the issuance of our securities would be adversely impacted.

The impact of any such credit crisis or market turmoil on our major suppliers cannot be predicted. The inability of key suppliers to access liquidity, or the insolvency of key suppliers, could lead to their failure to deliver our merchandise. Worsening economic conditions could also result in difficulties for financial institutions (including bank failures) and other parties with whom we do business, which could potentially impair our ability to access financing under existing arrangements or to otherwise recover amounts as they become due under our other contractual arrangements. Additionally, both as a result and independent of the current financial crisis in the United States, material fluctuations in currency exchange rates could have a negative impact on our business.

Changes in Accounting and Tax Rules and Regulations May Adversely Affect our Operating Results.

Our operating results and financial position could be negatively impacted by changes to accounting rules and regulations or new interpretations of existing accounting standards. Our effective income tax rate could be impacted by changes in accounting standards as well as changes in tax laws or the interpretations of these tax laws by courts and taxing authorities which could negatively impact our financial results.

Our Freight Costs and thus Our Cost of Goods Sold are Impacted by Changes in Fuel Prices.

Our freight cost is impacted by changes in fuel prices through surcharges. Fuel prices and surcharges affect freight costs with respect to both on inbound freight from vendors to our distribution center and outbound freight from our distribution center to our stores. Increased fuel prices or surcharges may increase freight costs and thereby increase our cost of goods sold.

New Legal Requirements Could Adversely Affect Our Operating Results.

Our sales and results of operations may be adversely affected by new legal requirements, including health care reform and proposed climate change and other environmental legislation and regulations.

In 2010, the Patient Protection Act and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law in the U.S. This legislation expands health care coverage to many uninsured individuals and expands coverage to those already insured. The changes required by this legislation could cause us to incur additional health care and other costs. However, we do not expect any material short-term impact on our financial results as a result of the legislation and are currently assessing the extent of any long-term impact.

Concern over climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting greenhouse gas ("GHG") emissions. If domestic or international laws or regulations were expanded to require GHG emission reporting or reduction by us or our third-party manufacturers, or if we engage third-party contract manufacturers in countries that have existing GHG emission reporting or reduction laws or regulations, we would need to expend financial and other resources to comply with such regulations and/or monitor our third-party manufacturers' compliance with such regulations. In addition, we cannot control the actions of our third-party manufacturers or the public's perceptions of them, nor can we assure that these manufacturers will conduct their businesses using climate change proactive or sustainable practices. Violations of climate change laws or regulations by third parties with whom we do business could result in negative public perception of us and/or delays in shipments and receipt of goods, and could subject us to fines or other penalties, any of which could restrict our business activities, increase our operating expenses or cause our sales to decline

The costs and other effects of new legal requirements cannot be determined with certainty. Additional laws may directly or indirectly affect our production, distribution, packaging, cost of raw materials, fuel, ingredients or water, any of which could impact our business and financial results. In addition, our efforts to comply with new legislation or regulations may increase our costs.

The Market Price for Our Common Stock Might Be Volatile and Could Result in a Decline in the Value of Your Investment.

The price at which our common stock trades may be volatile. The market price of our common stock could be subject to significant fluctuations in response to our operating results, general trends and prospects for the retail industry, announcements by our competitors, analyst recommendations, our ability to meet or exceed analysts' or investors' expectations, the condition of the financial markets and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of our common stock notwithstanding our actual operating performance.

Our Comparable Store Net Sales Fluctuate Due to a Variety of Factors.

Numerous factors affect our comparable store net sales results, including among others, weather conditions, retail trends, the retail sales environment, economic conditions, the impact of competition and our ability to execute our business strategy efficiently. Our comparable store net sales results have historically experienced fluctuations, including declines in some fiscal periods. Our comparable store net sales may not increase from quarter to quarter, or may decline. As a result, the unpredictability of our comparable store net sales may cause our revenues and operating results to vary quarter to quarter, and an unanticipated decline in revenues or comparable store net sales may cause the price of our common stock to fluctuate significantly.

Failure to Protect the Integrity and Security of Individually Identifiable Data of Our Customers and Employees Could Expose Us to Litigation and Damage Our Reputation; The Expansion of Our e-Commerce Business Has Inherent Cybersecurity Risks That May Result in Business Disruptions.

We receive and maintain certain personal information about our customers and employees in the ordinary course of business. Our use of this information is regulated at the international, federal and state levels, as well as by certain third-parties with whom we contract for such services. If our security and information systems are compromised or our business associates fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation, as well as operations, results of operations, and financial condition and could result in litigation or the imposition of penalties. As privacy and information security laws and regulations change, we may incur additional costs to ensure we remain in compliance.

Certain aspects of the business, particularly our website, heavily depend on consumers entrusting personal financial information to be transmitted securely over public networks. We have experienced increasing e-commerce sales over the past several years, which increases our exposure to cybersecurity risks. We invest considerable resources in protecting the personal information of our customers but are still subject to the risks of security breaches and cyber incidents resulting in unauthorized access to stored personal information. Any breach of our cybersecurity measures could result in violation of privacy laws, potential litigation, and a loss of confidence in our security measures, all of which could have a negative impact on our financial results and our reputation. In addition, a privacy breach could cause us to incur significant costs to restore the integrity of its system and could result in significant costs in government penalties and private litigation.

We Depend on a Number of Vendors to Supply Our Merchandise, and Any Delay in Merchandise Deliveries from Certain Vendors May Lead to a Decline in Inventory Which Could Result in a Loss of Net Sales.

We purchase our products from approximately 260 vendors with which we have no long-term purchase commitments or exclusive contracts. Historically, we have retained our vendors and we have generally not experienced difficulty in obtaining desired merchandise from vendors on acceptable terms. However, our arrangements with these vendors do not guarantee the availability of merchandise, establish guaranteed prices or provide for the continuation of particular pricing practices. Our current vendors may not continue to sell products to us on current terms or at all, and we may not be able to establish relationships with new vendors to ensure delivery of products in a timely manner or on terms acceptable to us. In addition, a period of unfavorable financial performance may make it difficult for some of our vendors to arrange for the financing or factoring of their orders with manufacturers, which could result in our inability to obtain desired merchandise from those vendors.

We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Also, our business would be adversely affected if there were delays in product shipments to us due to freight difficulties, strikes or other difficulties at our principal transport providers or otherwise. We have from time to time experienced delays of this nature. We are also dependent on vendors for assuring the quality of merchandise supplied to us. Our inability to acquire suitable merchandise in the future or the loss of one or more of our vendors and our failure to replace any one or more of them may harm our relationship with our customers resulting in a loss of net sales.

We Are Dependent on Foreign Imports for a Significant Portion of Our Merchandise, and Any Changes in the Trading Relations and Conditions Between the United States and the Relevant Foreign Countries May Lead to a Decline in Inventory Resulting in a Decline in Net Sales, or an Increase in the Cost of Sales Resulting in Reduced Gross Profit.

Most of our merchandise is purchased through vendors in the United States who import the merchandise from foreign countries, primarily China. Our vendors are subject to the risks involved with relying on products manufactured abroad, and we remain subject to those risks to the extent that their effects are passed through to us by our vendors or cause disruptions in supply. These risks include changes in import duties, quotas, loss of "most favored nation" trading status with the United States for a particular foreign country, work stoppages, delays in shipments, first cost price increases, freight cost increases, exchange rate fluctuations, terrorism, war, economic uncertainties (including inflation, foreign government regulations and political unrest), trade restrictions (including the United States imposing antidumping or countervailing duty orders, safeguards, remedies or compensation and retaliation due to illegal foreign trade practices) and other factors relating to foreign trade, including costs and uncertainties associated with efforts to identify and disclose sources of "conflict minerals" used in products that the Company causes to be manufactured and potential sell-through difficulties and reputational damage that may be associated with the inability of the Company to determine that such products are classified as "DRC conflict-free." If any of these or other factors were to cause a disruption of trade from the countries in which the suppliers of our vendors are located, our inventory levels may be reduced or the cost of our products may increase.

Historically, instability in the political and economic environments of the countries in which our vendors obtain our products has not had a material adverse effect on our operations. However, we cannot predict the effect that future changes in economic or political conditions in such foreign countries may have on our operations. Although we believe that we could access alternative sources in the event of disruptions or delays in supply due to economic, political or health conditions in foreign countries, such disruptions or delays may adversely affect our results of operations unless and until alternative supply arrangements can be made. In addition, merchandise purchased from alternative sources may be of lesser quality or more expensive than the merchandise we currently purchase abroad.

Countries from which our vendors obtain these products may, from time to time, impose new or adjust prevailing quotas or other restrictions on exported products, and the United States may impose new duties, quotas and other restrictions on imported products. This could disrupt the supply of such products to us and adversely affect our operations. The United States Congress periodically considers other restrictions on the importation of products obtained for us by vendors. The cost of such products may increase for us if applicable duties are raised or import quotas with respect to such products are imposed or made more restrictive.

We are also subject to the risk that the manufacturers abroad who ultimately manufacture our products may employ labor practices that are not consistent with acceptable practices in the United States. In any such event we could be hurt by negative publicity with respect to those practices and, in some cases, face liability for those practices.

Our Success Is Highly Dependent on Our Planning and Control Processes and Our Supply Chain, and Any Disruption in or Failure to Continue to Improve These Processes May Result in a Loss of Net Sales and Net Income.

An important part of our efforts to achieve efficiencies, cost reductions and net sales growth is the continued identification and implementation of improvements to our planning, logistical and distribution infrastructure and our supply chain, including merchandise ordering, transportation and receipt processing. In addition, recent increases in energy prices have resulted, and are expected to continue to result, in increased merchandise and freight costs, which cannot readily be offset through higher prices because of competitive factors.

A significant portion of the distribution of products to our stores is coordinated through our distribution facility in Jackson, Tennessee. We depend on the orderly operation of this receiving and distribution facility, which depends on adherence to shipping schedules and effective management. We cannot assure that events beyond our control, such as disruptions due to fire or other catastrophic events, labor disagreements or shipping problems, will not result in delays in the delivery of merchandise to our stores. We also cannot guarantee that our insurance will be sufficient, or that insurance proceeds will be timely paid to us, in the event our distribution center is shut down for any reason. Any significant disruption in the operations of this distribution facility would have a material adverse effect on our ability to maintain proper inventory levels in our stores which could result in a loss of net sales and net income.

Our Business Is Highly Seasonal and Our Fourth Quarter Contributes a Disproportionate Amount of Our Net Sales, Net Income and Cash Flow, and Any Factors Negatively Impacting Us During Our Fourth Quarter Could Reduce Our Net Sales, Net Income and Cash Flow, Leaving Us with Excess Inventory and Making It More Difficult for Us to Finance Our Capital Requirements.

We have experienced, and expect to continue to experience, substantial seasonal fluctuations in our net sales and operating results, which are typical of many specialty retailers and common to most retailers generally. Due to the importance of the fall selling season, which includes Thanksgiving and Christmas, the last quarter of our fiscal year has historically contributed, and is expected to continue to contribute, a disproportionate amount of our net sales, net income and cash flow for the entire fiscal year. We expect this pattern to continue during the current fiscal year and anticipate that in subsequent fiscal years, the last quarter of our fiscal year will continue to contribute disproportionately to our operating results and cash flow. Any factors negatively affecting us during the last quarter of our fiscal year, including unfavorable economic or weather conditions, could have a material adverse effect on our financial condition and results of operations, reducing our cash flow, leaving us with excess inventory and making it more difficult for us to finance our capital requirements.

We May Experience Significant Variations in Our Quarterly Results.

Our quarterly results of operations may also fluctuate significantly based upon such factors as the timing of new store openings, pre-opening expenses associated with new stores, the relative proportion of new stores to mature stores, net sales contributed by new stores, increases or decreases in comparable store net sales, adverse weather conditions, shifts in the timing of holidays, the timing and level of markdowns, changes in fuel and other shipping costs, changes in our product mix and actions taken by our competitors.

Our Hardware and Software Systems Are Vulnerable to Damage that Could Harm Our Business.

We rely upon our existing information systems for operating and monitoring all major aspects of our business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment, as well as various financial functions. These systems and our operations are vulnerable to damage or interruption from:

- fire, flood and other natural disasters;
- power loss, computer systems failures, internet and telecommunications or data network failure, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data or security breaches, misappropriation and similar events; and
- computer viruses and malicious attacks and security breaches.

Any disruption in the operation of our information systems, the loss of employees knowledgeable about such systems or our failure to continue to effectively modify such systems could interrupt our operations or interfere with our ability to monitor inventory, which could result in reduced net sales and affect our operations and financial performance. We also need to ensure that our systems are consistently adequate to handle our anticipated store growth and are upgraded as necessary to meet our needs. The cost of any such system upgrades or enhancements would be significant. If our systems are damaged or fail to function properly, we may incur substantial costs to repair or replace them, and may experience loss of critical data and interruptions or delays in our ability to manage inventories or process guest transactions, which could adversely affect our results of operations.

We Depend on Key Personnel, and if We Lose the Services of Any Member of Our Senior Management Team, We May Not Be Able to Run Our Business Effectively.

We have benefited substantially from the leadership and performance of our senior management team. Our success will depend on our ability to retain our current senior management members and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and there can be no assurances that we will be able to retain our personnel. The loss of a member of senior management would require the remaining executive officers to divert immediate and substantial attention to seeking a replacement.

Our Charter and Bylaw Provisions and Certain Provisions of Tennessee Law May Make It Difficult in Some Respects to Cause a Change in Control of Kirkland's and Replace Incumbent Management.

Our charter authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could materially adversely affect the voting power or other rights of the holders of our common stock. Holders of the common stock do not have preemptive rights to subscribe for a pro rata portion of any capital stock which may be issued by us. In the event of issuance, such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Kirkland's. Although we have no present intention to issue any new shares of preferred stock, we may do so in the future.

Our charter and bylaws contain certain corporate governance provisions that may make it more difficult to challenge management, may deter and inhibit unsolicited changes in control of Kirkland's and may have the effect of depriving our shareholders of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover. First, the charter provides for a classified Board of Directors, with directors (after the expiration of the terms of the initial classified board of directors) serving three year terms from the year of their respective elections and being subject to removal only for cause and upon the vote of 80% of the voting power of all outstanding capital stock entitled to vote (the "Voting Power"). Second, our charter and bylaws do not generally permit shareholders to call, or require that the Board of Directors call, a special meeting of shareholders. The charter and bylaws also limit the business permitted to be conducted at any such special meeting. In addition, Tennessee law permits action to be taken by the shareholders by written consent only if the action is consented to by holders of the number of shares required to authorize shareholder action and if all shareholders entitled to vote are parties to the written consent. Third, the bylaws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before meetings of the shareholders. Only those shareholder nominees who are nominated in accordance with this procedure are eligible for election as directors of Kirkland's, and only such shareholder proposals may be considered at a meeting of shareholders as have been presented to Kirkland's in accordance with the procedure. Finally, the charter provides that the amendment or repeal of any of the foregoing provisions of the charter mentioned previously in this paragraph requires the affirmative vote of at least 80% of the Voting Power. In addition, the bylaws provide that the amendment or repeal by shareholders of any bylaws made by our Board of Directors requires the affirmative vote of at least 80% of the Voting Power.

Furthermore, Kirkland's is subject to certain provisions of Tennessee law, including certain Tennessee corporate takeover acts that are, or may be, applicable to us. These acts include the Investor Protection Act, the Business Combination Act and the Tennessee Greenmail Act, and these acts seek to limit the parameters in which certain business combinations and share exchanges occur. The charter, bylaws and Tennessee law provisions may have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for our common stock.

Concentration of Ownership among Our Existing Directors, Executive Officers, and Their Affiliates May Prevent New Investors from Influencing Significant Corporate Decisions.

As of the date of this filing, our current directors and executive officers beneficially own approximately 19% of our outstanding common stock. As a result, these shareholders are able to exert significant influence over the outcome of most corporate actions requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or precluding a third party from acquiring control of us.

If We Fail to Maintain an Effective System of Internal Control, We May Not be Able to Accurately Report Our Financial Results.

We maintain a system of internal control over financial reporting, but there are limitations inherent in internal control systems. If we are unable to maintain adequate and effective internal control over financial reporting, our financial reporting could be adversely affected. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be appropriate relative to their costs.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We lease all of our store locations and expect to continue our practice of leasing rather than owning. Our leases typically provide for 5-10 year initial terms, many with the ability for us (or the landlord) to terminate the lease at specified points during the term if net sales at the leased premises do not reach a certain annual level. Many of our leases provide for payment of percentage rent (i.e., a percentage of net sales in excess of a specified level) and the rate of increase in key ancillary charges is generally capped.

As current leases expire, we believe we have the option to obtain favorable lease renewals for present store locations or obtain new leases for equivalent or better locations in the same general area. To date, we have not experienced unusual difficulty in either renewing or extending leases for existing locations or securing leases for suitable locations for new stores. A majority of our store leases contain provisions permitting the landlord to terminate the lease upon a change in control of Kirkland's.

We currently lease one central distribution facility, consisting of 771,000 square feet, located in Jackson, Tennessee. This lease has a 15-year initial term, with two five-year options. We also lease 80,000 square feet of additional warehouse space at a separate location in Jackson, Tennessee. This lease has a three-year term. On March 1, 2007, we entered into an Office Lease Agreement, effective as of March 1, 2007 with a landlord, whereby we leased 27,547 square feet of office space in Nashville, Tennessee for a seven-year term with an option to renew the lease for an additional seven years. On December 3, 2009, we amended the Office Lease Agreement to include an additional 9,798 square feet of adjoining office space.

The following table indicates the states where our stores are located and the number of stores within each state as of February 2, 2013:

State	Stores
Alabama	16
Arizona	11
Arkansas	8
California	17
Colorado	1
Delaware	2
Florida	35
Georgia	23
Illinois	8
Indiana	8
Iowa	1
Kansas	4
Kentucky	8
Louisiana	11
Maryland	4
Michigan	3
Minnesota	4
Mississippi	10
Missouri	7
Nebraska	1
Nevada	2
New Mexico	1
New Jersey	2
New York	7
North Carolina	17
North Dakota	1
Ohio	4
Oklahoma	5
Pennsylvania	4
South Carolina	9
Tennessee	15
Texas	60
Virginia	10
Wisconsin	3
Wyoming	1
Total	323

Item 3. *Legal Proceedings*

We are involved in various routine legal proceedings incidental to the conduct of our business. We believe any resulting liability from existing legal proceedings, individually or in the aggregate, will not have a material adverse effect on our operations or financial condition. Although the outcome of such proceedings and claims cannot be determined with certainty, we believe that it is unlikely that these proceedings and claims in excess of insurance coverage will have a material effect on our operations, financial condition or cash flows.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters and Issuer of Purchases of Equity Securities*

Our common stock is listed on The Nasdaq Stock Market, LLC ("Nasdaq") under the symbol "KIRK." We commenced trading on Nasdaq on July 11, 2002. On April 8, 2013, there were approximately 59 holders of record and approximately 2,825 beneficial owners, of our common stock. The following table sets forth the high and low last sale prices of our common stock for the periods indicated.

	Fiscal 2012		Fiscal 2011	
	High	Low	High	Low
First Quarter	$ 17.28	$ 13.51	$ 15.82	$ 13.25
Second Quarter	$ 14.64	$ 10.00	$ 16.15	$ 10.79
Third Quarter	$ 10.99	$ 8.60	$ 11.53	$ 8.36
Fourth Quarter	$ 11.57	$ 8.77	$ 14.57	$ 10.91

Dividend Policy

There have been no dividends declared on any class of our common stock during the past two fiscal years. Our senior credit facility restricts our ability to pay cash dividends. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Revolving Credit Facility." Future cash dividends, if any, will be determined by our Board of Directors and will be based upon our earnings, capital requirements, financial condition, debt covenants and other factors deemed relevant by our Board of Directors.

Stock Price Performance Graph

This graph shows, from the end of fiscal year 2007 to the end of fiscal 2012, changes in the value of Kirkland's stock as compared to Standard and Poor's 500 Composite Index ("S&P 500").


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Kirkland's, Inc., the NASDAQ Composite Index
and the NASDAQ Retail Trade Index
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
1/08
1/09
1/10
1/11
1/12
1/13
Kirkland's, Inc.
NASDAQ Composite
NASDAQ Retail Trade

*$100 invested on 1/31/08 in stock or index, including reinvestment of dividends. Fiscal year ending January 31.

On August 19, 2011, the Company's Board of Directors authorized a stock repurchase plan providing for the purchase in the aggregate of up to $40 million of the Company's outstanding common stock from time to time until February 2013. As of July 3, 2012, the Company had completed this $40 million share repurchase program and repurchased and retired a total of 3,394,693 shares of common stock at a weighted average cost of $11.78 per share. The Company's Board of Directors has not authorized any additional repurchase program as of the date of this filing.

Item 6. ***Selected Financial Data***

The following selected financial data is derived from our consolidated financial statements. The data below should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto.

	Fiscal Year (1)				
	2012	2011	2010	2009	2008
	(Numbers in thousands, except store and square footage data and per share amounts)				
Summary of Operations					
Total revenue(2)	$ 448,365	$ 430,285	$ 415,300	$ 406,194	$ 391,277
Gross profit(3)	168,616	169,194	170,536	168,506	133,991
Operating expenses(4)	133,913	126,279	115,745	107,063	105,581
Depreciation and amortization	13,175	12,410	12,817	14,505	18,741
Operating income	21,528	30,505	41,974	46,938	9,669
Other (income) and expenses, net	34	(65)	(194)	(47)	(419)
Income before income taxes	21,494	30,570	42,168	46,985	10,088
Net income (5)	13,795	19,115	26,431	34,570	9,305
GAAP diluted earnings per share	$ 0.77	$ 0.95	$ 1.28	$ 1.71	$ 0.47
Adjusted diluted earnings per share(6)	$ 0.77	$ 0.95	$ 1.24	$ 1.42	$ 0.30
Other Financial Data					
Comparable store sales increase (decrease)(7)	(3.0)%	(4.0)%	(0.5)%	8.4%	3.6%
Number of stores at year end	323	309	300	279	299
Average total revenue per store(8)	$ 1,408	$ 1,395	$ 1,419	$ 1,374	$ 1,218
Average net sales per square foot(9)	$ 201	$ 212	$ 231	$ 224	$ 210
Average square footage per store at fiscal year end	7,263	6,867	6,425	6,073	5,823
Merchandise margin as a percentage of total revenue(10)	52.7%	53.5%	54.0%	55.2%	51.0%
Gross profit as a percentage of total revenue	37.6%	39.3%	41.1%	41.5%	34.2%
Compensation and benefits as a percentage of total revenue	18.6%	18.3%	18.0%	17.6%	17.8%
Other operating expenses as a percentage of total revenue	11.3%	11.0%	9.9%	8.8%	9.2%
Effective tax rate	35.8%	37.5%	37.3%	26.4%	7.8%
Inventory yield(11)	319.6%	339.2%	372.7%	396.5%	297.0%
Return on assets (ROA)(12)	6.7%	9.6%	14.7%	23.7%	7.5%
Return on equity (ROE)(13)	11.7%	16.2%	25.6%	49.1%	19.6%
Balance Sheet Data					
Current assets	$ 128,346	$ 139,870	$ 146,670	$ 123,650	$ 81,322
Working capital	$ 85,175	$ 93,327	$ 100,781	$ 75,572	$ 37,491

	Fiscal Year Ended				
	2012	2011	2010	2009	2008
	(Numbers in thousands)				
Total assets	$ 208,404	$ 202,589	$ 195,077	$ 165,541	$ 126,764
Current liabilities	$ 43,171	$ 46,543	$ 45,889	$ 48,078	$ 43,831
Total liabilities	$ 90,529	$ 84,927	$ 76,788	$ 77,056	$ 74,413
Shareholders' equity	$ 117,875	$ 117,662	$ 118,289	$ 88,485	$ 52,351

(1) Fiscal 2012 includes 53 weeks. Other fiscal years presented include 52 weeks.

(2) Total revenue includes gift card breakage revenue of approximately $970,000 in fiscal 2012, as compared to approximately $1.1 million, $581,000, $518,000 and $637,000 in fiscal years 2011, 2010, 2009 and 2008, respectively. The increase in fiscal 2011 reflects an increase in the estimate of the expected breakage rate.

(3) Gross profit for fiscal 2011 includes a benefit of approximately $1.2 million related to the reversal of the accrual for loyalty reward points and certificates associated with the termination of the agreement with the Company's previous private label credit card and loyalty program provider.

(4) During fiscal 2008, the Company incurred non-cash charges related to impairment of long-lived assets in the pre-tax amount of approximately $352,000. This amount is included within operating expenses.

(5) The Company recorded adjustments to decrease its valuation allowance against deferred tax assets of $5.4 million and $3.4 million in fiscal 2009 and 2008, respectively. The Company also recorded a net income tax benefit of $0.8 million in fiscal 2010 related to an adjustment to the Company's prior year income tax provision.

(6) Adjusted diluted earnings per share excludes certain discrete adjustments to income taxes related to prior periods. Please see the table on page 25 for more information on these adjustments.

(7) Comparable store sales are calculated by including new stores in the comparable store sales base on the first day of the month following the 13th full fiscal month of sales. Starting in the fourth quarter of fiscal 2011, the e-commerce store is included in the comparable store sale base. Fiscal 2012's comparable store sales decrease is shown on a 52-week basis.

(8) Based on stores open at both the beginning and end of the period.

(9) Calculated using the gross square footage of all stores open at both the beginning and the end of the period. Gross square footage includes the storage, receiving and office space that generally occupies approximately 25% of total store space.

(10) Merchandise margin is calculated as net sales minus product cost of sales, shrink expense and discounts associated with our company's loyalty program. Merchandise margin excludes outbound freight, store occupancy and central distribution costs.

(11) Inventory yield is defined as gross profit divided by average inventory for each of the preceding four quarters.

(12) Return on assets equals net income divided by average total assets.

(13) Return on equity equals net income divided by average total shareholders' equity.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read with our consolidated financial statements and related notes included elsewhere in this annual report on Form 10-K. A number of the matters and subject areas discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this annual report on Form 10-K are not limited to historical or current facts and deal with potential future circumstances and developments and are accordingly "forward-looking statements." You are cautioned that such forward-looking statements, which may be identified by words such as "anticipate," "believe," "expect," "estimate," "intend," "plan" and similar expressions, are only predictions and that actual events or results may differ materially.

Our fiscal year is comprised of the 52 or 53-week period ending on the Saturday closest to January 31. Accordingly, fiscal 2012 represented the 53 weeks ended on February 2, 2013. Fiscal 2011 represented the 52 weeks ended on January 28, 2012. Fiscal 2010 represented the 52 weeks ended on January 29, 2011.

Introduction

We are a specialty retailer of home décor and gifts in the United States, operating 323 stores in 35 states as of February 2, 2013. Our stores present a broad selection of distinctive merchandise, including framed art, mirrors, ornamental wall décor, candles and related items, lamps, decorative accessories, accent furniture, textiles, garden-related accessories and artificial floral products. Our stores also offer an extensive assortment of holiday and other seasonal merchandise, as well as items carried throughout the year suitable for gift-giving. We provide our customers with a unique combination of style and value that has led to our emergence as a leader in home décor and has enabled us to develop a strong customer franchise. As a result, we have achieved substantial growth during our 47-year history and have expanded our store base into different regions of the country.

Overview of Key Financial Measures

Total revenue and gross profit are the most significant drivers to our operating performance. Total revenue consists of all merchandise sales to customers, gift card breakage and shipping revenue associated with internet sales, net of estimated returns and exclusive of sales taxes. Our total revenue for fiscal 2012, including the extra week in the retail calendar, increased by 4.2% to $448.4 million from $430.3 million in fiscal 2011. The net sales increase in fiscal 2012 resulted primarily from the growth in the store base and the performance of our new stores and e-commerce store partially offset by store closings and a decrease in our comparable store sales. Comparable store sales, including e-commerce sales, decreased 3.0% for fiscal 2012 on a 52-week basis. We use comparable store sales to measure our ability to achieve sales increases from stores that have been open for at least 13 full fiscal months. Increases in comparable store sales are an important factor in maintaining or increasing the profitability of existing stores.

Gross profit is the difference between total revenue and cost of sales. Cost of sales has five distinct components: product cost (including inbound freight), outbound freight cost (including e-commerce), store occupancy costs, central distribution costs, and discounts associated with our loyalty program. Product costs comprise the majority of cost of sales, while discounts associated with our loyalty program are the least significant of these five elements. Product and outbound freight costs are variable, while occupancy and central distribution costs are largely fixed. Accordingly, gross profit expressed as a percentage of total revenue can be influenced by many factors including overall sales performance. For fiscal 2012, gross profit decreased 0.3% to $168.6 million from $169.2 million for fiscal 2011. Gross profit percentage for fiscal 2012 decreased to 37.6% of total revenue from 39.3% of total revenue for fiscal 2011, due to an increase in promotional activity and the rate of markdowns as compared to the prior year period, higher ocean freight costs, as well as the comparison to a gain recorded in fiscal 2011 of $1.2 million related to a change in the estimate of our accrual for customer loyalty points.

Operating expenses, including the costs of operating our stores and corporate headquarters, are also an important component of our operating performance. Compensation and benefits comprise the majority of our operating expenses. Operating expenses contain fixed and variable costs, and managing the operating expense ratio (operating expenses expressed as a percentage of net sales) is an important focus of management as we seek to increase our overall profitability. Operating expenses include cash costs as well as non-cash costs such as depreciation and amortization. Because many operating expenses are fixed costs, and because operating costs tend to rise over time, increases in comparable store sales typically are necessary to prevent meaningful increases in the operating expense ratio. Operating expenses can also include certain costs that are of a one-time or non-recurring nature. While these costs must be considered to understand fully our operating performance, we typically identify such costs separately where significant in the consolidated statements of income so that we can evaluate comparable expense data across different periods.

For fiscal 2012, we reported net income of $13.8 million, or $0.77 per diluted share, compared with net income of $19.1 million or $0.95 per diluted share for fiscal 2011.

Strategic Areas of Emphasis

We achieved net store growth during fiscal 2012, ending the year with 323 stores versus 309 stores at the end of fiscal 2011, representing a 4.5% increase in store units and a 10.6% increase in store square footage. Our approach to new store growth in fiscal 2013 will continue to focus on replacements of successful mall stores and smaller-sized off-mall stores with new, larger off-mall locations that we believe have better long-term sales potential. During fiscal 2013, we expect to open a total of 25 to 35 stores, and expect to close approximately 10 to 15 stores. Many of these expected closings are in markets where we are pursuing or have identified a relocation opportunity. Fiscal 2013 new store openings will be weighted toward the back half of the year while store closings for fiscal 2013 will be weighted toward the first half of the year.

The following table summarizes our stores in terms of size as of February 2, 2013 and January 28, 2012:

	As of February 2, 2013	As of January 28, 2012
Number of stores	323	309
Square footage	2,345,915	2,122,023
Average square footage per store	7,263	6,867

An important part of our growth strategy includes investing in technology to provide the infrastructure to support our future needs. During the third quarter of fiscal 2012, we completed the implementation of the foundational components of a new merchandise management system. During fiscal 2011, we completed a roll out of new point-of-sale software to our stores, and also launched a new financial and general ledger platform.

Looking forward, we are adding additional capabilities to our merchandise management technology in the areas of item, location and assortment planning as well as new allocation and replenishment tools. We are also planning for enhancements or replacements of other key software applications in the areas of customer relationship management and workforce management. We plan to further develop our e-commerce capabilities by adding vendor "drop-ship" to customer functionality, allowing us to expand our product assortment on the website. These projects are in various phases and will be implemented in stages over the next two fiscal years. We view these technology projects as essential and supportive to the execution of our growth strategy.

Our cash balances decreased from $83.1 million at January 28, 2012 to $67.8 million at February 2, 2013 primarily due to repurchase of approximately 1.4 million shares of our common stock during fiscal 2012 for a total of $16.6 million. Our objective is to finance all of our operating and investing activities for fiscal 2013 with cash provided by operations. We expect that capital expenditures for fiscal 2013 will range from $22 million to $25 million, and estimate $13 to $15 million of the total capital expenditures will relate to new store construction, $4 to $5 million will relate to information technology, with the balance of our capital expenditures relating to distribution center improvements and store merchandise fixture enhancements and other refurbishments.

Fiscal 2012 Compared to Fiscal 2011

Results of operations. The table below sets forth selected results of our operations both in dollars (in thousands) and as a percentage of total revenue for the periods indicated:

	Fiscal 2012		Fiscal 2011		Change	
	$	%	$	%	$	%
Net sales	$ 447,395	99.8%	$ 429,140	99.7%	$ 18,255	4.3%
Gift card breakage revenue	970	0.2%	1,145	0.3%	(175)	(15.3)%
Total revenue	448,365	100.0%	430,285	100.0%	18,080	4.2%
Cost of sales	279,749	62.4%	261,091	60.7%	18,658	7.1%
Gross profit	168,616	37.6%	169,194	39.3%	(578)	(0.3)%
Operating expenses:						
Compensation and benefits	83,181	18.6%	78,892	18.3%	4,289	5.4%
Other operating expenses	50,732	11.3%	47,387	11.0%	3,345	7.1%
Depreciation	13,175	2.9%	12,410	2.9%	765	6.2%
Operating income	21,528	4.8%	30,505	7.1%	(8,977)	(29.4)%
Interest expense, net	287	0.1%	101	0.0%	186	184.2%
Other income, net	(253)	(0.1)%	(166)	(0.0)%	(87)	(52.4)%
Income before income taxes	21,494	4.8%	30,570	7.1%	(9,076)	(29.7)%
Income tax expense	7,699	1.7%	11,455	2.7%	(3,756)	(32.8)%
Net income	$ 13,795	3.1%	$ 19,115	4.4%	$ (5,320)	(27.8)%

Total revenue. Total revenue increased by 4.2% to $448.4 million for fiscal 2012 from $430.3 million for fiscal 2011. The net sales increase in fiscal 2012 resulted primarily from the sales of new stores and an increase in e-commerce sales, partially offset by store closings. We opened 42 new stores in fiscal 2012 and 34 new stores in fiscal 2011, and we closed 28 stores in fiscal 2012 and 25 stores in fiscal 2011. The positive impact of these factors was offset somewhat by a decline of 3.0% in comparable store sales for fiscal 2012. During fiscal 2011, comparable store sales decreased 4.0%. The comparable store sales decrease in fiscal 2012 accounted for an $11.5 million decline in overall sales, while the net growth of the store base accounted for a $22.1 million increase in sales. The impact of the 53rd week in fiscal 2012 accounted for a $7.5 million increase in overall sales. The comparable store sales decrease was primarily due to a decrease in transactions. The decrease in transactions resulted from lower traffic counts and a decline in the conversion rate. Merchandise categories that performed the strongest in fiscal 2012 were art, mirrors, furniture, fragrance and accessories, and seasonal. Categories performing below fiscal 2011 levels were decorative accessories, frames and housewares.

Gross profit. Gross profit decreased $578,000, or 0.3%, to $168.6 million for fiscal 2012 from $169.2 million for fiscal 2011. Gross profit expressed as a percentage of total revenue decreased to 37.6% for fiscal 2012, from 39.3% for fiscal 2011. The decrease in gross profit as a percentage of total revenue was in part driven by lower merchandise margins, which declined from 53.5% in fiscal 2011 to 52.7% in fiscal 2012. Merchandise margin is calculated as total revenue minus product cost of sales. Merchandise margin excludes outbound freight, store occupancy and central distribution costs. The decrease in merchandise margin was primarily the result of an increase in the amount of promotional activity and the rate of markdowns as compared to the prior year period, higher ocean freight costs, as well as a fiscal 2011 gain of $1.2 million related to a change in the estimate of our accrual for customer loyalty points. Store occupancy costs increased from $38.2 million or 8.9% of total revenue in fiscal 2011 to $41.9 million, or 9.3% of total revenue in fiscal 2012. This increase, as a percentage of sales, reflects the decline in comparable store sales during fiscal 2012, as well as the reduction in the number of renegotiated leases compared with the prior year. Outbound freight costs increased as a percentage of total revenue reflecting an increase in shipping and packaging costs associated with an increase in the e-commerce business. Central distribution expenses increased slightly as a percentage of total revenue.

Compensation and benefits. Compensation and benefits, including both store and corporate personnel, was $83.2 million, or 18.6% of total revenue, for fiscal 2012, as compared to $78.9 million, or 18.3% for fiscal 2011. The increase in the compensation and benefits expense as a percentage of total revenue was primarily due to an increase in the cost of health claims associated with our employee medical plan, as well as added headcount in the corporate offices and the impact of negative comparable store sales performance.

Other operating expenses. Other operating expenses, including both store and corporate costs, were $50.7 million, or 11.3% of total revenue, for fiscal 2012 as compared to $47.4 million, or 11.0% of total revenue, for fiscal 2011. Operating expenses as a percentage of total revenue increased primarily due to increases in advertising, professional fees, and utilities as compared to the prior year period.

Depreciation. Depreciation expense was $13.2 million, or 2.9% of total revenue, for fiscal 2012 as compared to $12.4 million, or 2.9% of total revenue, for fiscal 2011. The increase in depreciation reflects the impact of the increase in capital expenditures during the year.

Income tax expense. Income tax expense was 35.8% of pre-tax income for fiscal 2012 as compared to 37.5% of pre-tax income for fiscal 2011. During fiscal 2012, the Company reversed a portion of its reserve for uncertain income tax positions for which the statute of limitations expired. This adjustment resulted in an income tax benefit of approximately $205,000. This benefit was partially offset by $87,000 in tax expense related to a prior year item. Additionally, during fiscal 2012, the Company recorded state and federal employment tax credits totaling approximately $400,000 that related to prior year periods and were in excess of previous estimates.

Net income. As a result of the foregoing, we reported net income of $13.8 million, or $0.77 per diluted share for fiscal 2012 compared to net income of $19.1 million, or $0.95 per diluted share for fiscal 2011.

Fiscal 2011 Compared to Fiscal 2010

Results of operations. The table below sets forth selected results of our operations both in dollars (in thousands) and as a percentage of total revenue for the periods indicated:

	Fiscal 2011		Fiscal 2010		Change	
	$	%	$	%	$	%
Net sales	$ 429,140	99.7%	$ 414,719	99.9%	$ 14,421	3.5%
Gift card breakage revenue	1,145	0.3%	581	0.1%	564	97.1%
Total revenue	430,285	100.0%	415,300	100.0%	14,985	3.6%
Cost of sales	261,091	60.7%	244,764	58.9%	16,327	6.7%
Gross profit	169,194	39.3%	170,536	41.1%	(1,342)	(0.8)%
Operating expenses:						
Compensation and benefits	78,892	18.3%	74,799	18.0%	4,093	5.5%
Other operating expenses	47,387	11.0%	40,946	9.9%	6,441	15.7%
Depreciation	12,410	2.9%	12,817	3.1%	(407)	(3.2)%
Operating income	30,505	7.1%	41,974	10.1%	(11,469)	(27.3)%
Interest expense, net	101	0.0%	137	0.0%	(36)	(26.3)%
Other income, net	(166)	(0.0)%	(331)	(0.1)%	165	(49.8)%
Income before income taxes	30,570	7.1%	42,168	10.2%	(11,598)	(27.5)%
Income tax expense	11,455	2.7%	15,737	3.8%	(4,282)	(27.2)%
Net income	$ 19,115	4.4%	$ 26,431	6.4%	$ (7,316)	(27.7)%

Total revenue. Total revenue increased by 3.6% to $430.3 million for fiscal 2011 from $415.3 million for fiscal 2010. The net sales increase in fiscal 2011 resulted primarily from the strong sales performance of our new store openings and e-commerce sales, partially offset by store closings. We opened 34 new stores in fiscal 2011 and 38 new stores in fiscal 2010, and we closed 25 stores in fiscal 2011 and 17 stores in fiscal 2010. Additionally, during November 2010, we launched kirklands.com for "direct-to-customer" selling. E-commerce accounted for $8.4 million in sales during fiscal 2011 and $1.2 million in sales during fiscal 2010. The positive impact of these factors was offset somewhat by a decline of 4.0% in comparable stores sales for fiscal 2011. During fiscal 2010, comparable store sales decreased 0.5%. The comparable store sales decrease in fiscal 2011 accounted for a $14.9 million decline in overall sales, while the net growth of the store base and increase in e-commerce sales accounted for a $29.3 million increase in sales. The comparable store sales decrease was primarily due to a decrease in the average ticket and transactions. The decrease in the average ticket was the result of a lower average retail selling price, partially offset by an increase in items per transaction. The decrease in transactions resulted from lower traffic counts and a decline in the conversion rate. Merchandise categories that performed the strongest in fiscal 2011 were art, floral, textiles and seasonal. Categories performing below fiscal 2010 levels were wall décor, frames and decorative accessories. Additionally benefitting the comparison, gift card breakage revenue increased $0.6 million due to an increase in the estimate for the expected breakage rate.

Gross profit. Gross profit decreased $1.3 million, or 0.8%, to $169.2 million for fiscal 2011 from $170.5 million for fiscal 2010. Gross profit expressed as a percentage of total revenue decreased to 39.3% for fiscal 2011, from 41.1% for fiscal 2010. The decrease in gross profit as a percentage of total revenue was in part driven by lower merchandise margins, which declined from 54.0% in fiscal 2010 to 53.5% in fiscal 2011. Merchandise margin is calculated as total revenue minus product cost of sales. Merchandise margin excludes outbound freight, store occupancy and central distribution costs. The decrease in merchandise margin was primarily the result of an increase in the amount of promotional activity and the rate of markdowns as compared to the prior year period, partially offset by lower ocean freight costs as well as a gain of $1.2 million related to a change in the estimate of our accrual for customer loyalty points. Store occupancy costs increased from $35.4 million, or 8.5% of total revenue in fiscal 2010 to $38.2 million, or 8.9% of total revenue in fiscal 2011. This increase, as a percentage of sales, reflects the decline in comparable store sales during fiscal 2011, as well as the reduction in the number of renegotiated leases compared with the prior year. Outbound freight costs increased as a percentage of total revenue reflecting an increase in diesel fuel costs, as well as shipping and packaging costs associated with an increase in the e-commerce business. Central distribution expenses were essentially flat as a percentage of total revenue.

Compensation and benefits. Compensation and benefits, including both store and corporate personnel, was $78.9 million, or 18.3% of total revenue, for fiscal 2011, as compared to $74.8 million, or 18.0% for fiscal 2010. The increase in the compensation and benefits expense as a percentage of total revenue was primarily due to an increase in the average wage combined with added headcount in the corporate offices and the impact of negative comparable store sales performance.

Other operating expenses. Other operating expenses, including both store and corporate costs, were $47.4 million, or 11.0% of total revenue, for fiscal 2011 as compared to $40.9 million, or 9.9% of total revenue, for fiscal 2010. Operating expenses as a percentage of total revenue increased primarily due to increases in advertising, professional fees, utilities, legal fees, credit card processing fees, and insurance expenses as compared to the prior year period.

Depreciation. Depreciation expense was $12.4 million, or 2.9% of total revenue, for fiscal 2011 as compared to $12.8 million, or 3.1% of total revenue, for fiscal 2010. The decrease in depreciation reflects the impact of lease extensions during the preceding twelve months for store locations in which the majority of the fixed assets had been fully depreciated.

Income tax expense. Income tax expense was 37.5% of pre-tax income for fiscal 2011 as compared to 37.3% of pre-tax income for fiscal 2010. This fiscal 2010 income tax expense included a net benefit of $0.8 million related to an adjustment to the Company's prior year income tax provision, partially offset by an adjustment to the state tax rate applied to the Company's deferred tax assets.

Net income. As a result of the foregoing, we reported net income of $19.1 million, or $0.95 per diluted share for fiscal 2011 compared to net income of $26.4 million, or $1.28 per diluted share for fiscal 2010.

Reconciliation of Non-GAAP Measures

"Management's Discussion and Analysis of Financial Condition and Results of Operations" includes certain financial measures not derived in accordance with generally accepted accounting principles (Non-GAAP measures). The non-GAAP measures are "adjusted net income" and "adjusted earnings per share" and are equal to net income, and earnings per share, as the case may be, excluding adjustments to the Company's valuation allowance for deferred tax assets, adjustments related to the prior year tax provision, adjustments to the state tax rate applied to the Company's deferred tax assets and certain income tax credits related to prior periods. Management uses these financial measures to focus on normalized operations, and believes that it is useful to investors because it enables them to perform more meaningful comparisons of past, present and future operating results. The Company believes that using this information, along with the corresponding GAAP measures, provides for a more complete analysis of the results of operations by fiscal year. Net income and earnings per share, respectively, are the most directly comparable GAAP measures to these non-GAAP measures. Below is a reconciliation of each of these non-GAAP measures to the corresponding most comparable GAAP measure:

Reconciliation of Non-GAAP Financial Information

	53 Weeks Ended	52 Weeks Ended			
	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in thousands, except per share amounts)				
Net income					
Net income in accordance with GAAP	$ 13,795	$ 19,115	$ 26,431	$ 34,570	$ 9,305
Adjustments to income tax expense	$ —	$ —	$ (814)	$ (5,881)	$ (3,376)
Adjusted net income	$ 13,795	$ 19,115	$ 25,617	$ 28,689	$ 5,929
Diluted earnings per share					
Diluted EPS in accordance with GAAP	$ 0.77	$ 0.95	$ 1.28	$ 1.71	$ 0.47
Adjustments to income tax expense	$ —	$ —	$ (0.04)	$ (0.29)	$ (0.17)
Adjusted diluted earnings per share	$ 0.77	$ 0.95	$ 1.24	$ 1.42	$ 0.30

Liquidity and Capital Resources

Our principal capital requirements are for working capital and capital expenditures. Working capital consists mainly of merchandise inventories offset by accounts payable, which typically reach their peak in the early portion of the fourth quarter of each fiscal year. Capital expenditures primarily relate to new store openings; existing store expansions, remodels or relocations; and purchases of equipment or information technology assets for our stores, distribution facilities and corporate headquarters. Historically, we have funded our working capital and capital expenditure requirements with internally generated cash and borrowings under our credit facility.

Cash flows from operating activities. Net cash provided by operating activities was $32.3 million, $41.8 million and $36.7 million for fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Net cash provided by operating activities depends heavily on operating performance, changes in working capital and the timing and amount of payments for income taxes. The decline in the amount of cash from operations from fiscal 2011 to fiscal 2012 was primarily due to the year-over-year decline in operating performance, combined with an increase in inventory due to store growth, and timing differences in the collection of landlord construction allowances. The increase in the amount of cash from operations from fiscal 2010 to fiscal 2011 was primarily due to a decrease in income taxes paid.

Cash flows from investing activities. Net cash used in investing activities was $31.4 million, $26.7 million and $22.6 million for fiscal 2012, fiscal 2011 and fiscal 2010, respectively. For each period presented, the amounts of cash used in investing activities consisted principally of capital expenditures related to new store construction and information technology projects. The increase in capital expenditures from fiscal 2011 to fiscal 2012 was primarily the result of additional new stores and several key projects. During 2012, we completed the initiative to replace our current merchandise management system with new software and completed improvements to store merchandise display fixtures, and the reset and refreshing of many of our older, small locations. During fiscal 2012, we also opened 42 stores compared to 34 stores in fiscal 2011 and 38 stores in fiscal 2010. The increase in capital expenditures from fiscal 2010 to fiscal 2011 was the result of an increase in the ramp-up in information technology projects. During 2011, we completed information technology projects replacing the hardware and software used at the point-of-sale in all of our stores, and continued the initiative to replace our current merchandise management system with new software.

Cash flows from financing activities. Net cash used in financing activities was $16.3 million and $23.2 million for fiscal 2012, and fiscal 2011, respectively. Net cash provided by financing activities was approximately $0.7 million for fiscal 2010. During fiscal 2011, we authorized a share repurchase plan allowing for the use of up to $40 million in cash for repurchases of our common stock. During fiscal 2012, we repurchased 1.4 million shares for a total purchase price of $16.6 million. During fiscal 2011, we repurchased 2.0 million shares for a total purchase price of $23.4 million. The small offset to repurchase activity during fiscal 2012 and 2011, as well as the cash provided by financing activities in fiscal 2010, relates to cash received from employees for stock purchases and option exercises. During fiscal 2012, fiscal 2011, and fiscal 2010, we did not make any draws on our revolving credit facility.

Revolving credit facility. On August 19, 2011, we entered into an Amended and Restated Credit Agreement, dated as of August 19, 2011 (the "Credit Agreement"), with Bank of America, N.A. as administrative agent and collateral agent, and the lenders named therein (the "Lenders"), replacing our credit agreement entered into in 2004. The Credit Agreement increased our senior secured revolving credit facility from $45 million to $50 million and extended the maturity date to August 2016. Borrowings under the facility bear interest at an annual rate equal to LIBOR plus a margin ranging from 175 to 225 basis points with no LIBOR floor. We also pay the banks a fee of 0.375% per annum on the unused portion of the facility.

Pursuant to the Credit Agreement, borrowings are subject to certain customary conditions and contain customary events of default, including, without limitation, failure to make payments, a cross-default to certain other debt, breaches of covenants, breaches of representations and warranties, a change in control, certain monetary judgments and bankruptcy and ERISA events. Upon any such event of default, the principal amount of any unpaid loans and all other obligations under the Credit Agreement may be declared immediately due and payable. The maximum availability under the facility is limited by a borrowing base formula which consists of a percentage of eligible inventory and eligible credit card receivables, less reserves.

Also on August 19, 2011, we entered into an Amended and Restated Security Agreement, dated as of August 19, 2011, with our Lenders. Pursuant to the Security Agreement, we pledged and granted to the administrative agent, for the benefit of itself and the secured parties specified therein, a lien on and security interest in all of the rights, title and interest in substantially all of our assets to secure the payment and performance of the obligations under the Credit Agreement.

As of February 2, 2013, we were in compliance with the covenants in the facility and there were no outstanding borrowings under the credit facility, with approximately $30.5 million available for borrowing.

At February 2, 2013, our balance of cash and cash equivalents was approximately $67.8 million. We did not borrow from our credit facility during fiscal 2012, nor do we expect any borrowings during fiscal 2013. We believe that the combination of our cash balances, and cash flow from operations will be sufficient to fund our planned capital expenditures and working capital requirements for at least the next twelve months.

Share repurchase authorization. On August 19, 2011, the Company's Board of Directors authorized a stock repurchase plan providing for the purchase in the aggregate of up to $40 million of the Company's outstanding common stock from time to time until February 2013. As of July 3, 2012, the Company had completed this $40 million share repurchase program and repurchased and retired a total of 3,394,693 shares of common stock at a weighted average cost of $11.78 per share. The Company's Board of Directors has not authorized any additional repurchase program as of the date of this filing.

Contractual Obligations

The following table identifies payment obligations for the periods indicated under our current contractual arrangements. The amounts set forth below reflect contractual obligations as of February 2, 2013. The timing and/or the amount of the payments may be changed in accordance with the terms of the contracts or new contractual obligations may be added. A summary of the Company's contractual obligations and other commercial commitments as of February 2, 2013 is listed below (in thousands):

	Amount of Commitment per Period				
	Total Contractual Obligations	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases(1)	$ 294,383	$ 49,526	$ 87,407	$ 65,717	$ 91,733
Purchase obligations(2)	$ 57,912	$ 57,912	$ —	$ —	$ —
Construction commitments(3)	$ 558	$ 558	$ —	$ —	$ —
Total	$ 352,853	$ 107,996	$ 87,407	$ 65,717	$ 91,733

(1) These amounts represent future minimum lease payments under non-cancelable operating leases.
(2) Purchase obligations consist entirely of open purchase orders of merchandise inventory as of February 2, 2013; such orders are generally cancelable at the discretion of the Company until the order has been shipped.
(3) These amounts represent commitments for new store construction projects.

Related Party Transactions

In July 2009, we entered into a Vendor Agreement with a related party vendor to purchase merchandise inventory. The vendor is considered a related party because its principal owner is the spouse of our Vice President of Merchandising. During fiscal 2012, purchases from this vendor totaled approximately $28.1 million, or 12.7% of total merchandise purchases. During fiscal 2011, purchases from this vendor totaled approximately $25.1 million, or 12.0% of total merchandise purchases. During fiscal 2010, purchases from this vendor totaled approximately $20.9 million, or 11% of total merchandise purchases. Included in cost of sales for fiscal years 2012, 2011, and 2010 were $26.7 million, $22.5 million, and $18.5 million, respectively related to this vendor. Payable amounts outstanding to this vendor were approximately $2.2 million as of February 2, 2013 and $1.9 million as of January 28, 2012. Our payable terms with this vendor are consistent with the terms offered by other vendors in the ordinary course of business.

Off-Balance Sheet Arrangements

None

Seasonality and Quarterly Results

We have historically experienced and expect to continue to experience substantial seasonal fluctuations in our net sales and operating income. We believe this is the general pattern typical of our segment of the retail industry and, as a result, expect that this pattern will continue in the future. Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, net sales contributed by new stores, shifts in the timing of certain holidays and competition. Consequently, comparisons between quarters are not necessarily meaningful and the results for any quarter are not necessarily indicative of future results.

Our strongest sales period is the fourth quarter of our fiscal year when we generally realize a disproportionate amount of our net sales and a substantial majority of our operating and net income. In anticipation of the increased sales activity during the fourth quarter of our fiscal year, we purchase large amounts of inventory and hire temporary staffing help for our stores. Our operating performance could suffer if net sales were below seasonal norms during the fourth quarter of our fiscal year.

The following table sets forth certain unaudited financial and operating data for Kirkland's in each fiscal quarter during fiscal 2012 and fiscal 2011 (dollars in thousands). The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown.

	Fiscal 2012 Quarter Ended			
	April 28, 2012	July 28, 2012	October 27, 2012	February 2, 2013 (1)
Total revenue	$ 97,788	$ 91,004	$ 96,688	$ 162,885
Gross profit	38,469	29,994	34,019	66,134
Operating income (loss)	3,170	(3,952)	(746)	23,056
Net income (loss)	1,955	(1,997)	(416)	14,253
Earnings (loss) per share:				
Basic	0.11	(0.11)	(0.02)	0.83
Diluted	0.10	(0.11)	(0.02)	0.82
Stores open at end of period	297	302	308	323
Comparable store net sales decrease	(1.2)%	(3.6)%	(4.7)%	(2.6)%

	Fiscal 2011 Quarter Ended			
	April 30, 2011	July 30, 2011	October 29, 2011	January 28, 2012
Total revenue	$ 94,403	$ 89,701	$ 97,071	$ 149,110
Gross profit	38,088	30,845	36,133	64,128
Operating income (loss)	5,166	(640)	1,924	24,055
Net income (loss)	3,170	(480)	1,247	15,178
Earnings (loss) per share:				
Basic	0.16	(0.02)	0.06	0.80
Diluted	0.15	(0.02)	0.06	0.78
Stores open at end of period	293	294	301	309
Comparable store net sales increase (decrease)	(8.4)%	(8.0)%	(3.6)%	1.4%

(1) The quarter ended February 2, 2013, includes 14 weeks.

Inflation

We do not believe that our operating results have been materially affected by inflation during the preceding three fiscal years. There can be no assurance, however, that our operating results will not be adversely affected by inflation in the future.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and the results of our operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates that affect the reported amounts contained in the financial statements and related disclosures. We base our estimates on historical experience and on various other assumptions which are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Our critical accounting policies are discussed in the notes to our consolidated financial statements. Certain judgments and estimates utilized in implementing these accounting policies are likewise discussed in the notes to our consolidated financial statements. The following discussion aggregates the various critical accounting policies addressed throughout the financial statements, the judgments and uncertainties affecting the application of these policies and the likelihood that materially different amounts would be reported under varying conditions and assumptions.

Inventory valuation — Our inventory is stated at the lower of cost or market, net of reserves and allowances, with cost determined using the average cost method with average cost approximating current cost. The carrying value of our inventory is affected by reserves for shrinkage and obsolescence.

We estimate as a percentage of sales the amount of shrinkage that has occurred between the most recently completed store physical count and the end of the financial reporting period based upon historical physical inventory count results. Management adjusts these estimates based on changes, if any, in the trends yielded by our physical inventory counts, which occur throughout the fiscal year. Historically the variation between our recorded estimates and observed results has been insignificant, and although possible, significant future variation is not expected. If our estimated shrinkage percentage varied by 10% from the amount recorded, the carrying value of inventory would have changed approximately $140,000 as of February 2, 2013.

We also evaluate the cost of our inventory by category and class of merchandise in relation to the estimated sales price. This evaluation is performed to ensure that we do not carry inventory at a value in excess of the amount we expect to realize upon the sale of the merchandise. Our reserves for excess inventory and inventory obsolescence (in connection with which we reduce merchandise inventory to the lower of cost or market) are also estimated based upon our historical experience of selling goods below cost. Historically, the variation between our estimates to account for excess and obsolete inventory and actual results has been insignificant. As of February 2, 2013, our reserve for obsolescence was $344,000.

Impairments — In accordance with the provisions of FASB ASC 360, "Property, Plant, and Equipment", we evaluate the recoverability of the carrying amounts of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. This review includes the evaluation of individual underperforming retail stores and assessing the recoverability of the carrying value of the assets related to such stores. Future cash flows are projected for the remaining lease life. The key assumptions used to determine the estimated cash flows for these stores include net sales and gross margin performance, payroll and related items, occupancy costs and other costs to operate. If the estimated future cash flows are less than the carrying value of the assets, the Company records an impairment charge equal to the difference, if any, between the assets' fair value and carrying value.

We have not made any material changes to our impairment loss assessment methodology in the financial periods presented. Additionally, we do not believe that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

Depreciation — Approximately 38% of our assets at February 2, 2013, represent investments in property and equipment. Determining appropriate depreciable lives requires judgments and estimates.

- We utilize the straight-line method of depreciation and a variety of depreciable lives. Furniture, fixtures and equipment are generally depreciated over 5 years. Computer software and equipment are depreciated over 3-10 years. Leasehold improvements are amortized over the shorter of the useful lives of the assets or the original non-cancelable lease term. Our lease terms typically range from 5 to 10 years.
- To the extent we replace or dispose of fixtures or equipment prior to the end of its assigned depreciable life, we could realize a loss or gain on the disposition. To the extent our assets are used beyond their assigned depreciable life, no depreciation expense is being realized. We reassess the depreciable lives in an effort to reduce the risk of significant losses or gains arising from either the disposition of our assets or the utilization of assets with no depreciation charges.

Insurance reserves — Workers' compensation, general liability and employee medical insurance programs are predominately self-insured. It is our policy to record a self-insurance liability using estimates of claims incurred but not yet reported or paid, based on historical claims experience and trends. As of February 2, 2013, our self-insurance reserve estimates totaled $4.3 million, of which $1.1 million was reflected as a current liability in accrued expenses and $3.2 million was reflected as a noncurrent liability in other liabilities on the consolidated balance sheet. As of January 28, 2012, $1.2 million was reflected as a current liability in accrued expenses and $2.6 million was reflected as a noncurrent liability in other liabilities on the consolidated balance sheet. The assumptions made by management in estimating our self-insurance reserves include consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. We utilize various methods, including analyses of historical trends and actuarial methods, to estimate the cost to settle reported claims, and claims incurred, but not yet reported. As we obtain additional information and refine our methods regarding the assumptions and estimates we use to recognize liabilities incurred, we will adjust our reserves accordingly.

Actuarial methods are used to develop estimates of the future ultimate claim costs based on the claims incurred as of the balance sheet date. Management believes that the various assumptions developed and actuarial methods used to determine our self-insurance reserves are reasonable and provide meaningful data and information that management uses to make its best estimate of our exposure to these risks. Arriving at these estimates, however, requires a significant amount of subjective judgment by management; and, as a result, these estimates are uncertain and our actual exposure may be different from our estimates. For example, changes in our assumptions about health care costs, the severity of accidents, the average size of claims and other factors could cause actual claim costs to vary materially from our assumptions and estimates, causing our reserves to be understated or overstated. For instance, a 10% change in our self-insurance liabilities would have affected pre-tax income by approximately $453,000 for fiscal 2012.

Income taxes — We record income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and operating loss and tax credit carryforwards. We record a valuation allowance to reduce deferred tax assets to the balance that is more likely than not to be realized. We must make estimates and judgments on future taxable income, considering feasible tax planning strategies and taking into account existing facts and circumstances, to determine the proper valuation allowance. When we determine that deferred tax assets could be realized in greater or lesser amounts than recorded, the asset balance and income statement reflects the change in the period such determination is made. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual future events and prior estimates and judgments could result in adjustments to this valuation allowance. We use an estimate of our annual effective tax rate at each interim period based on the facts and circumstances available at that time while the actual effective tax rate is calculated at year-end.

Additionally, our income tax returns are subject to audit by U.S. federal, state and local tax authorities, which include questions regarding our tax filing positions including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax exposures associated with our filing positions, we record reserves for probable exposures. We adjust our tax contingencies reserve and income tax provision in the period in which actual results of a settlement with tax authorities differs from our established reserve, the statute of limitations expires for the relevant tax authority to examine the tax position or when more information becomes available. Our tax contingencies reserve contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions and whether or not the minimum requirements for recognition of tax benefits have been met. We do not believe that there is a reasonable likelihood that there will be a material change in the reserves established for tax benefits not recognized. Although we believe our judgments and estimates are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. A 10% change in our unrecognized tax benefit reserve at February 2, 2013 would have affected net earnings by approximately $31,000 in fiscal 2012.

Stock-based compensation — We have stock-based compensation plans which include incentive and non-qualified stock options, restricted stock units, and an employee stock purchase plan. See Note 7, Employee Benefit Plans, to the Notes to the Consolidated Financial Statements included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K, for a complete discussion of our stock-based compensation programs. We recognize stock-based compensation expense based on the fair value of the respective awards. We estimate the fair value of our stock option awards as of the grant date based upon a Black-Scholes-Merton option pricing model. We estimate the fair value of our restricted stock units as of the grant date utilizing the average market price of our stock on that date. The compensation expense associated with these awards is recorded in the consolidated statements of income with a corresponding credit to common stock.

The Black-Scholes-Merton option pricing model requires the input of highly subjective assumptions. These assumptions include estimating the length of time employees will retain their stock options before exercising them ("expected term") and the estimated volatility of our common stock price over the expected term. Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and, consequently, the related amount recognized in the consolidated statements of income.

We update our assumptions at each grant date. Historically, there have not been significant changes in our estimates or assumptions used to determine stock-based compensation expense. However, in fiscal 2010, we did experience a significant increase in the estimated fair value of awards granted ($11.30 per share in 2010 compared to $5.29 per share in 2009) because of the increase in our stock price during 2010 when compared to previous years and the related impact to the computation of fair value. Consequently, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material. A 10% change in our stock-based compensation expense for the year ended February 2, 2013, would have affected pre-tax income by approximately $270,000.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

As of February 2, 2013, we had no outstanding borrowings under our revolving credit facility. We did not borrow from our credit facility during fiscal 2012, nor do we expect any borrowings during fiscal 2013.

We were not engaged in any foreign exchange contracts, hedges, interest rate swaps, derivatives or other financial instruments with significant market risk as of February 2, 2013.

Item 8. *Financial Statements and Supplementary Data*

The financial statements and schedules are listed under Item 15(a) and filed as part of this annual report on Form 10-K.

The supplementary financial data is set forth under Item 7 of this annual report on Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

We have established and maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of February 2, 2013. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of February 2, 2013.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a and 15d- 15(f) under the Exchange Act). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of February 2, 2013 based on the *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of February 2, 2013.

Attestation Report of the Registered Public Accounting firm

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included elsewhere in this Form 10-K, has issued an attestation report on our internal control over financial reporting. That report appears in Item 15 of Part IV in this Form 10-K and is incorporated by reference to this Item 9A.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of fiscal 2012, the Company determined that deficiencies in its internal controls over financial reporting existed as of January 28, 2012. These deficiencies related to procedures around the periodic review of significant manual journal entries. The Company and Ernst & Young have concluded that, upon re-evaluation of the prominence of these deficiencies in the context of the Company's overall internal controls over financial reporting at April 12, 2012, the date of its and their reports on internal control over financial reporting as of January 28, 2012, a material weakness existed and the Company's control over financial reporting was ineffective as of January 28, 2012.

The material weakness had no impact on the Company's financial position, results of operations, or cash flows as of and for the 52 weeks ended January 28, 2012. Furthermore, during the fourth quarter of 2012, the Company designed and implemented remediation measures to address the deficiencies described above and enhance the Company's internal control over financial reporting. The following actions, which the Company believes have remediated the deficiencies in internal control over financial reporting, were completed as of the date of this filing:

- The Company implemented a procedure for a monthly detailed review of manual journal entries, involving senior financial managers in the review, and;
- The finance team effectively enhanced its monitoring controls around the periodic review of financial results.

There have been no other changes in internal controls over financial reporting identified in connection with the foregoing evaluation that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers, and Corporate Governance*

Information concerning directors, appearing under the caption "Board of Directors" in our Proxy Statement (the "Proxy Statement") to be filed with the SEC in connection with our Annual Meeting of Shareholders scheduled to be held on June 4, 2013; information concerning executive officers, appearing under the caption "Item 1. Business — Executive Officers of Kirkland's" in Part I of this annual report on Form 10-K; information concerning our nominating and audit committees, appearing under the caption "Information About the Board of Directors" in our Proxy Statements; and information under the caption "Other Matters — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement are incorporated herein by reference in response to this Item 10.

The Board of Directors has adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, which has been posted on the "Investor Relations" section of our web site. We intend to satisfy the amendment and waiver disclosure requirements under applicable securities regulations by posting any amendments of, or waivers to, the Code of Business Conduct and Ethics on our web site.

Item 11. *Executive Compensation*

The information contained in the sections titled "Executive Compensation" and "Information About the Board of Directors — Board of Directors Compensation" in the Proxy Statement is incorporated herein by reference in response to this Item 11.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information contained in the following sections of the Proxy Statement are incorporated herein by reference in response to this Item 12: (i) the section titled "Security Ownership of Kirkland's — Ownership of Management and Certain Beneficial Owners" , with respect to security ownership of certain beneficial owners and management, and (ii) the section titled "Equity Compensation Plan Information," with respect to securities authorized for issuance under equity compensation plans.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information contained in the section titled "Related Party Transactions" in the Proxy Statement is incorporated herein by reference in response to this Item 13.

The information contained in the section titled "Information About the Board of Directors and Corporate Governance — Board Independence" in the Proxy Statement is incorporated herein by reference in response to this Item 13.

Item 14. *Principal Accountant Fees and Services*

The information contained in the section titled "Other Matters- Audit Fees" in the Proxy Statement is incorporated herein by reference in response to this Item 14.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) 1. *Financial Statements*

The financial statements set forth below are filed on the indicated pages as part of this annual report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Kirkland's, Inc.

We have audited Kirkland's, Inc.'s internal control over financial reporting as of February 2, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Kirkland's, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Kirkland's, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 2, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Kirkland's, Inc. as of February 2, 2013 and January 28, 2012, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended February 2, 2013, of Kirkland's, Inc. and our report dated April 18, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Memphis, Tennessee
April 18, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Kirkland's, Inc.

We have audited the accompanying consolidated balance sheets of Kirkland's, Inc. as of February 2, 2013 and January 28, 2012, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended February 2, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kirkland's, Inc. as of February 2, 2013 and January 28, 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 2, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Kirkland's, Inc.'s internal control over financial reporting as of February 2, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Memphis, Tennessee
April 18, 2013

KIRKLAND'S, INC.
CONSOLIDATED BALANCE SHEETS

	February 2, 2013	January 28, 2012
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 67,797	$ 83,123
Inventories, net	49,577	47,306
Deferred income taxes	1,602	1,657
Prepaid expenses and other current assets	9,370	7,784
Total current assets	128,346	139,870
Property and equipment, net	78,499	60,315
Non-current deferred income taxes	0	1,108
Other assets	1,559	1,296
Total assets	$ 208,404	$ 202,589
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 21,642	$ 21,592
Income taxes payable	520	3,146
Accrued expenses	21,009	21,805
Total current liabilities	43,171	46,543
Deferred rent	39,303	34,311
Non-current deferred income taxes	3,128	0
Other liabilities	4,927	4,073
Total liabilities	90,529	84,927
Commitments and contingencies (Note 8)	-	-
Shareholders' equity:		
Preferred stock, no par value, 10,000,000 shares authorized; no shares issued or outstanding at February 2, 2013, and January 28, 2012	-	-
Common stock, no par value, 100,000,000 shares authorized; 17,078,092 and 18,360,739 shares issued and outstanding at February 2, 2013, and January 28, 2012, respectively	153,369	150,352
Accumulated deficit	(35,494)	(32,690)
Total shareholders' equity	117,875	117,662
Total liabilities and shareholders' equity	$ 208,404	$ 202,589

The accompanying notes are an integral part of these consolidated financial statements.

KIRKLAND'S, INC.
CONSOLIDATED STATEMENTS OF INCOME

	53 Weeks Ended	52 Weeks Ended	
	February 2, 2013	January 28, 2012	January 29, 2011
	(In thousands, except per share data)		
Net sales	$ 447,395	$ 429,140	$ 414,719
Gift card breakage revenue	970	1,145	581
Total revenue	448,365	430,285	415,300
Cost of sales (exclusive of depreciation as shown below)	279,749	261,091	244,764
Gross profit	168,616	169,194	170,536
Operating expenses:			
Compensation and benefits	83,181	78,892	74,799
Other operating expenses	50,732	47,387	40,946
Depreciation	13,175	12,410	12,817
Total operating expenses	147,088	138,689	128,562
Operating income	21,528	30,505	41,974
Interest expense	287	101	137
Interest income	(28)	(48)	(80)
Other income, net	(225)	(118)	(251)
Income before income taxes	21,494	30,570	42,168
Income tax expense	7,699	11,455	15,737
Net income	$ 13,795	$ 19,115	$ 26,431
Earnings per share:			
Basic	$ 0.79	$ 0.97	$ 1.33
Diluted	$ 0.77	$ 0.95	$ 1.28
Weighted average shares for basic earnings per share	17,463	19,707	19,855
Effect of dilutive common stock equivalents	393	520	723
Adjusted weighted average shares for diluted earnings per share	17,856	20,227	20,578

The accompanying notes are an integral part of these consolidated financial statements.

KIRKLAND'S, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount		
		(In thousands, except share data)		
Balance at January 30, 2010	19,749,148	143,374	(54,889)	88,485
Exercise of stock options and employee stock purchases	272,734	628	-	628
Tax benefit from exercise of stock options	-	317	-	317
Net share settlement of stock options	(110,919)	(239)	-	(239)
Stock-based compensation expense	-	2,667	-	2,667
Net income	-	-	26,431	26,431
Balance at January 29, 2011	19,910,963	146,747	(28,458)	118,289
Exercise of stock options and employee stock purchases	190,638	488	-	488
Tax benefit from exercise of stock options and vesting of restricted stock	-	1,177	-	1,177
Net share settlement of stock options and restricted stock	(116,506)	(1,142)	-	(1,142)
Restricted stock issued	408,439	-	-	-
Stock-based compensation expense	-	3,113	-	3,113
Repurchase and retirement of common stock	(2,032,795)	(31)	(23,347)	(23,378)
Net income	-	-	19,115	19,115
Balance at January 28, 2012	18,360,739	$ 150,352	$ (32,690)	$ 117,662
Exercise of stock options and employee stock purchases	106,653	282	-	282
Tax benefit from exercise of stock options and vesting of restricted stock	-	46	-	46
Net share settlement of stock options and restricted stock	(27,402)	-	-	-
Stock-based compensation expense	-	2,712	-	2,712
Repurchase and retirement of common stock	(1,361,898)	(23)	(16,599)	(16,622)
Net income	-	-	13,795	13,795
Balance at February 2, 2013	17,078,092	$ 153,369	$ (35,494)	$ 117,875

The accompanying notes are an integral part of these consolidated financial statements.

KIRKLAND'S, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	53 Weeks Ended	52 Weeks Ended	
	February 2, 2013	January 28, 2012	January 29, 2011
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 13,795	$ 19,115	$ 26,431
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property and equipment	13,175	12,410	12,817
Amortization of landlord construction allowances	(4,197)	(4,906)	(6,595)
Cash received for landlord construction allowances	8,619	11,180	7,350
Amortization of debt issue costs	77	38	27
Loss on disposal of property and equipment	14	158	404
Stock-based compensation expense	2,712	3,113	2,667
Excess tax benefits from exercise of stock options and restricted stock	(46)	(1,177)	(317)
Deferred income taxes	4,291	2,203	2,979
Changes in assets and liabilities:			
Inventories, net	(2,271)	(2,854)	(5,097)
Prepaid expenses and other current assets	2	(904)	(1,544)
Other noncurrent assets	(334)	(241)	(123)
Accounts payable	50	1,356	4,647
Income taxes payable	(2,580)	3,034	(5,481)
Accrued expenses and other current and noncurrent liabilities	(960)	(760)	(1,465)
Net cash provided by operating activities	32,347	41,765	36,700
Cash flows from investing activities:			
Proceeds from disposal of property and equipment	-	-	37
Capital expenditures	(31,373)	(26,652)	(22,633)
Net cash used in investing activities	(31,373)	(26,652)	(22,596)
Cash flows from financing activities:			
Refinancing costs	(6)	(357)	-
Excess tax benefits from exercise of stock options and restricted stock	46	1,177	317
Cash used in net share settlement of stock options and restricted stock	-	(1,142)	(239)
Exercise of stock options and employee stock purchases	282	488	628
Repurchase and retirement of common stock	(16,622)	(23,378)	-
Net cash provided by (used in) financing activities	(16,300)	(23,212)	706
Cash and cash equivalents:			
Net increase (decrease)	(15,326)	(8,099)	14,810
Beginning of the year	83,123	91,222	76,412
End of the year	67,797	83,123	91,222
Supplemental cash flow information:			
Interest paid	$ 191	$ 128	$ 91
Income taxes paid	$ 6,480	$ 6,159	$ 17,938

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Description of Business and Significant Accounting Policies

Kirkland's, Inc. (the "Company") is a specialty retailer of home décor and gifts in the United States with 323 stores in 35 states as of February 2, 2013. The consolidated financial statements of the Company include the accounts of Kirkland's, Inc. and its wholly-owned subsidiaries Kirkland's Stores, Inc., Kirkland's DC, Inc., Kirkland's Texas, LLC, and Kirklands.com, LLC. Significant intercompany accounts and transactions have been eliminated.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates and assumptions used.

Changes in estimates are recognized in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include, but are not limited to impairment assessments on long-lived assets, asset retirement obligations, inventory reserves, self-insurance reserves, income tax liabilities, stock-based compensation, employee bonus accruals, gift card breakage, customer loyalty program accruals and contingent liabilities.

Fiscal year — The Company's fiscal year is comprised of the 52 or 53-week period ending on the Saturday closest to January 31. Accordingly, fiscal 2012 represented the 53 weeks ended on February 2, 2013, fiscal 2011 represented the 52 weeks ended on January 28, 2012, and fiscal 2010 represented the 52 weeks ended on January 29, 2011.

Cash equivalents — Cash and cash equivalents consist of cash on deposit in banks and investments with maturities of 90 days or less at the date of purchase.

Cost of sales and inventory valuation — Cost of sales includes costs of product purchased from vendors, including inbound freight, receiving costs, inspection costs, warehousing costs, internal transfer costs, outbound freight, inventory damage and shrinkage, discounts associated with the customer loyalty program, payroll and overhead associated with our distribution facility and its network and store occupancy costs. The Company's inventory is stated at the lower of cost or market, net of reserves and allowances, with cost determined using the average cost method with average cost approximating current cost. The Company estimates the amount of shrinkage that has occurred through theft or damage and adjusts that amount to actual at the time of its physical inventory counts which occur throughout the fiscal year. The Company also evaluates the cost of inventory by category and class of merchandise in relation to the estimated sales price. This evaluation is performed to ensure that inventory is not carried at a value in excess of the amount expected to be realized upon the sale of the merchandise.

Vendor allowances — The Company receives various payments and allowances from vendors, including rebates and other credits. The amounts received are subject to the terms of vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions and changes in the profitability, quality, or sell-through of the related merchandise. For all such vendor allowances, the Company records the vendor funds as a reduction of inventories. As the related inventory is sold, such allowances and credits are recognized as a reduction to cost of sales.

Property and equipment — Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets. Furniture, fixtures and equipment are generally depreciated over five years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the expected lease term, typically ranging from five to 10 years. Maintenance and repairs are expensed as incurred and improvements are capitalized. Gains or losses on the disposition of fixed assets are recorded upon disposal.

Cost of internal use software — The Company capitalizes the cost of computer software developed or obtained for internal use. Capitalized computer software costs consist primarily of payroll-related and consulting costs incurred during the application development stage. The Company expenses costs related to preliminary project assessments, research and development, re-engineering, training and application maintenance as they are incurred. Capitalized software costs are amortized on a straight-line basis over an estimated life of three to 10 years upon being placed in service. For fiscal years 2012, 2011 and 2010, the Company recorded approximately $1.6 million, $623,000 and $317,000, respectively, for amortization of capitalized software. The net book value of these assets totaled $18.5 million and $4.6 million at the end of fiscal years 2012 and 2011, respectively. At the end of fiscal years 2012 and 2011, property and equipment included capitalized computer software currently under development of $314,000 and $8.0 million, respectively.

Asset retirement obligations — The Company recognizes a liability for the fair value of required asset retirement obligations ("ARO") when such obligations are incurred. The Company's AROs are primarily associated with leasehold improvements which, at the end of a lease, the Company is contractually obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, the Company records an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. The liability is estimated based on various assumptions requiring management's judgment and is accreted to its projected future value over time. The capitalized asset is depreciated using the convention for depreciation of leasehold improvement assets. Upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the consolidated statements of income. As of February 2, 2013 and January 28, 2012, the liability for asset retirement obligations was approximately $241,000 and $248,000, respectively.

Impairment of long-lived assets — The Company evaluates the recoverability of the carrying amounts of long-lived assets whenever events or changes in circumstances dictate that their carrying value may not be recoverable. This review includes the evaluation of individual underperforming retail stores and assessing the recoverability of the carrying value of the assets related to the store. Future cash flows are projected for the remaining lease life. If the estimated future cash flows are less than the carrying value of the assets, the Company records an impairment charge equal to the difference, if any, between the assets' fair value and carrying value.

Insurance reserves — Workers' compensation, general liability and employee medical insurance programs are predominately self-insured. It is the Company's policy to record a self-insurance liability using estimates of claims incurred but not yet reported or paid, based on historical claims experience and actuarial methods. Actual results can vary from estimates for many reasons, including, among others, inflation rates, claim settlement patterns, litigation trends and legal interpretations. The Company monitors its claims experience in light of these factors and revises its estimates of insurance reserves accordingly. The level of insurance reserves may increase or decrease as a result of these changing circumstances or trends.

During the fourth quarter of fiscal 2012, the Company recorded a year-over-year benefit of approximately $900,000 ($578,000 after tax), or $0.03 per diluted share, related to a positive change in our actuarial estimate for workers' compensation and general liability reserves.

Customer loyalty program — The Company has established a private-label credit card program for its customers. The card program is operated and managed by a third-party bank that assumes all credit risk with no recourse to the Company. All cardholders are automatically enrolled in a loyalty program whereby cardholders earn loyalty points in return for making purchases in the Company's stores, including the e-commerce store. Attaining specified loyalty point levels results in the issuance of discount certificates to the cardholder. The Company accrues for the expected liability associated with the discount certificates issued, as well as the accumulated points that have not yet resulted in the issuance of a certificate, adjusted for expected redemption rates. This liability is included as a component of accrued expenses on the consolidated balance sheet and the changes to the liability are included within cost of sales on the consolidated statements of income.

During the fourth quarter of fiscal 2011, the Company terminated the relationship with a previous third-party bank private-label credit card service provider. As a result of this termination, the Company reversed the remaining $1.2 million accrual related to the previous loyalty program. This reversal was recorded as a credit to cost of sales. During the first quarter of fiscal 2012, the Company launched a similar program with a new provider.

Deferred rent — Many of the Company's operating leases contain predetermined fixed escalations of minimum rentals during the initial term. Additionally, the Company does not typically pay rent during the construction period for new stores. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease commencing with the date of initial access to the leased space, and records the difference between amounts charged to operations and amounts paid as a liability. The cumulative net excess of recorded rent expense over lease payments totaled $9.2 million, of which $985,000 was reflected as a current liability in accrued expenses, and $8.2 million was reflected as a noncurrent liability in deferred rent on the consolidated balance sheet as of February 2, 2013. As of January 28, 2012, $771,000 was reflected as a current liability in accrued expenses and $7.0 million was reflected as a noncurrent liability in deferred rent on the consolidated balance sheet.

The Company also receives incentives from landlords in the form of construction allowances. These construction allowances are recorded as deferred rent and amortized as a reduction to rent expense over the lease term. As of February 2, 2013, the unamortized amount of construction allowances totaled $36.8 million, of which $5.7 million was reflected as a current liability in accrued expenses and $31.1 million was reflected as a noncurrent liability in deferred rent on the consolidated balance sheet. As of January 28, 2012, $4.9 million was reflected as a current liability in accrued expenses and $27.3 million was reflected as a noncurrent liability in deferred rent on the consolidated balance sheet.

Revenue recognition — The Company recognizes revenue at the time of sale of merchandise to customers in its stores. E-commerce revenue is recorded when orders are shipped and title passes to customers. Net sales include the sale of merchandise, net of returns and exclusive of sales taxes.

Gift card sales are recognized as revenue when tendered for payment. While the Company honors all gift cards presented for payment, the Company determines the likelihood of redemption to be remote for certain gift card balances due to long periods of inactivity. The Company uses the Redemption Recognition Method to account for breakage for unused gift card amounts where breakage is recognized as gift cards are redeemed for the purchase of goods based upon a historical breakage rate. In these circumstances, to the extent the Company determines there is no requirement for remitting card balances to government agencies under unclaimed property laws, such amounts are recognized in the consolidated statement of income as breakage revenue. The Company recognized approximately $970,000, $1.1 million and $581,000 in gift card breakage during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. During fiscal 2011, the Company revised its breakage rate upwards to better reflect historical breakage trends.

Compensation and benefits — Compensation and benefits includes all store and corporate office salaries and wages and incentive pay as well as stock compensation, employee health benefits, 401(k) plan benefits, deferred compensation benefits, social security and unemployment taxes.

Stock-based compensation — Stock-based compensation includes expenses associated with stock option grants, restricted stock grants, and other transactions under the Company's stock plans. The Company recognizes compensation expense for its stock-based payments based on the fair value of the awards. The expense is recorded on a straight-line basis over the vesting period within compensation and benefits in the consolidated statements of income. See "Note 7 — Employee Benefit Plans" for further discussion.

Other operating expenses — Other operating expenses consist of such items as insurance, advertising, utilities, property taxes, supplies, travel, losses on disposal of assets and various other store and corporate expenses.

Store preopening expenses — Store preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Advertising expenses — Advertising costs are expensed in the period in which the related activity first takes place. These expenses include costs associated with specific marketing campaigns, e-mail communications, paid search advertising, social media, public relations, in-store collateral and signage, and other expenses related to the in-store experience. Total advertising expense was $6.7 million, $4.9 million and $4.0 million for fiscal years 2012, 2011 and 2010, respectively.

Income taxes — Deferred tax assets and liabilities are recognized based on the differences between the financial statement and the tax law treatment of certain items. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records valuation allowances to reduce its deferred tax assets to the amount it believes is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on the Company's judgment, estimates, and assumptions regarding those future events. In the event the Company were to determine that it would not be able to realize all or a portion of the net deferred tax assets in the future, the Company would increase the valuation allowance through a charge to income tax expense in the period that such determination is made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future, in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through a decrease to income tax expense in the period that such determination is made.

The Company provides for uncertain tax positions and the related interest and penalties, if any, based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

The Company's income tax returns are subject to audit by local, state and federal authorities; and, the Company is typically engaged in various tax examinations at any given time. Tax contingencies often arise due to uncertainty or differing interpretations of the application of tax rules throughout the various jurisdictions in which the Company operates. The contingencies are influenced by items such as tax audits, changes in tax laws, litigation, appeals and experience with previous similar tax positions. The Company regularly reviews its tax reserves for these items and assesses the adequacy of the amount recorded. The Company evaluates potential exposures associated with its various tax filings by estimating a liability for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires estimation and measurement of the tax benefit as the largest amount that is more than 50% likely to be recognized upon settlement.

Sales and use taxes — Governmental authorities assess sales and use taxes on the sale and purchase of goods and services. The Company excludes taxes collected from customers in its reported sales results. Such amounts are reflected as accrued expenses until remitted to the taxing authorities.

Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of risk — Most of the Company's merchandise is purchased through vendors in the United States who import the merchandise manufactured primarily in China. However, the Company believes alternative merchandise sources could be procured over a relatively short period of time.

Fair value of financial instruments — The carrying amount of cash and cash equivalents, accounts receivable, other current assets and accounts payable approximate fair value because of their short maturities.

Earnings per share — Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during each period presented, which excludes non-vested restricted stock. Diluted earnings per share is computed by dividing net income by the weighted average number of shares outstanding plus the dilutive effect of stock equivalents outstanding during the applicable periods using the treasury stock method. Diluted earnings per share reflects the potential dilution that could occur if options to purchase stock were exercised into common stock and if outstanding grants of restricted stock were vested. Stock options that were not included in the computation of diluted earnings per share, because to do so would have been antidilutive, were approximately 642,000 shares, 288,000 shares and 193,000 shares for fiscal 2012, 2011 and 2010, respectively.

Comprehensive income — Comprehensive income does not differ from the consolidated net income presented in the consolidated statements of income.

Operating segments — The Company has determined that each of its stores is an operating segment. The operating performance of all stores has been aggregated into one reportable segment. The Company's operating segments are aggregated for financial reporting purposes because they are similar in each of the following areas: economic characteristics, class of consumer, nature of products and distribution methods. Revenues from external customers are derived from merchandise sales, and the Company does not rely on any major customers as a source of revenue. Across its store base, the Company operates one store format under the Kirkland's name in which each store offers the same general mix of merchandise with similar categories and similar customers. The Company believes that disaggregating its operating segments would not provide meaningful additional information.

Note 2 — Property and Equipment

Property and equipment is comprised of the following (in thousands):

	February 2, 2013	January 28, 2012
Equipment	$ 44,514	$ 28,981
Furniture and fixtures	53,405	47,218
Leasehold improvements	74,203	67,802
Projects in progress	795	8,419
	172,917	152,420
Less: Accumulated depreciation	94,418	92,105
	$ 78,499	$ 60,315

Note 3 — Accrued Expenses

Accrued expenses are comprised of the following (in thousands):

	February 2, 2013	January 28, 2012
Salaries and wages	$ 2,942	$ 4,394
Gift cards and store credits	5,860	5,758
Sales taxes	2,637	2,051
Deferred rent	6,698	5,680
Other	2,872	3,922
	$ 21,009	$ 21,805

Note 4 — Income Taxes

The Company's income tax expense is computed based on the federal statutory rates and the state statutory rates, net of related federal benefit. Income tax expense consists of the following (in thousands):

	53 Weeks Ended	52 Weeks Ended	
	February 2, 2013	January 28, 2012	January 29, 2011
Current			
Federal	$ 3,753	$ 7,249	$ 10,413
State	(346)	2,003	2,345
Deferred			
Federal	3,278	2,772	2,547
State	1,014	(569)	432
	$ 7,699	$ 11,455	$ 15,737

Income tax expense differs from the amount computed by applying the statutory federal income tax rate to pre-tax income. A reconciliation of income tax expense at the statutory federal income tax rate to the amount provided is as follows (in thousands):

	53 Weeks Ended	52 Weeks Ended	
	February 2, 2013	January 28, 2012	January 29, 2011
Tax at federal statutory rate	$ 7,550	$ 10,699	$ 14,760
State income taxes (net of federal benefit)	402	773	2,042
Adjustment to prior year income tax provision	-	-	(1,025)
Tax credits	(563)	-	-
Other	310	(17)	(40)
Income tax expense	$ 7,699	$ 11,455	$ 15,737

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	February 2, 2013	January 28, 2012
Deferred tax assets:		
Accruals	$ 1,909	$ 2,355
Inventory valuation	186	246
Deferred rent and other	7,971	6,664
Total deferred tax assets	10,066	9,265
Deferred tax liabilities:		
Depreciation	(11,060)	(5,986)
Prepaid assets	(532)	(514)
Total deferred tax liabilities	(11,592)	(6,500)
Net deferred tax assets (liabilities)	$ (1,526)	$ 2,765

Future utilization of the deferred tax assets is evaluated by the Company and any valuation allowance is adjusted accordingly. At February 2, 2013 and January 28, 2012, there was no valuation allowance against the Company's deferred tax assets.

The Company and one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by authorities for years prior to 2008. With few exceptions, the Company is no longer subject to state and local income tax examinations for years prior to 2006. The Company has no ongoing U.S. federal, state or local income tax examinations.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	53 Weeks Ended February 2, 2013	52 Weeks Ended January 28, 2012
	(In thousands)	
Balance at the beginning of the year	$ 712	$ 712
Additions based on tax positions related to the current year	-	-
Additions for tax positions of prior years	-	-
Reductions for tax positions of prior years	-	-
Reductions due to settlements	-	-
Reductions due to lapse of the statute of limitations	(405)	-
Balance at the end of the year	$ 307	$ 712

Included in the February 2, 2013 balance and January 28, 2012 balance is $307,000 and $538,000, respectively, of unrecognized tax benefits that, if recognized, would decrease the Company's effective tax rate.

The Company accrues interest on unrecognized tax benefits as a component of income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense. The Company had $155,000 and $247,000 accrued for the payment of interest and penalties associated with unrecognized tax benefits at February 2, 2013 and January 28, 2012, respectively.

Note 5 — Senior Credit Facility

On August 19, 2011, the Company entered into an Amended and Restated Credit Agreement, dated as of August 19, 2011 (the "Credit Agreement"), with Bank of America, N.A. as administrative agent and collateral agent, and the lenders named therein (the "Lenders"), replacing the Credit Agreement entered into in 2004. The Credit Agreement increased the Company's senior secured revolving credit facility from $45 million to $50 million and extended the maturity date to August 2016. Borrowings under the facility bear interest at an annual rate equal to LIBOR plus a margin ranging from 175 to 225 basis points with no LIBOR floor. Additionally, a fee of 0.375% per annum is assessed on the unused portion of the facility.

Pursuant to the Credit Agreement, borrowings are subject to certain conditions and contain customary events of default, including, without limitation, failure to make payments, a cross-default to certain other debt, breaches of covenants, breaches of representations and warranties, a change in control, certain monetary judgments and bankruptcy and ERISA events. Upon any such event of default, the principal amount of any unpaid loans and all other obligations under the Credit Agreement may be declared immediately due and payable. The maximum availability under the facility is limited by a borrowing base formula which consists of a percentage of eligible inventory and eligible credit card receivables, less reserves.

Also on August 19, 2011, the Company entered into an Amended and Restated Security Agreement, dated as of August 19, 2011 with its Lenders. Pursuant to the Security Agreement, the Company pledged and granted to the administrative agent, for the benefit of itself and the secured parties specified therein, a lien on and security interest in all of the rights, title and interest in substantially all of the Company's assets to secure the payment and performance of the obligations under the Credit Agreement.

As of February 2, 2013, the Company was in compliance with the covenants in the facility and there were no outstanding borrowings under the credit facility, with approximately $30.5 million available for borrowing.

Note 6 — Long-Term Leases

The Company leases retail store facilities, corporate office space, warehouse facilities and certain equipment under operating leases with terms ranging up to 15 years and expiring at various dates through 2025. Most of the retail store lease agreements include renewal options and provide for minimum rentals and contingent rentals based on sales performance in excess of specified minimums. Rent expense, including extra charges under operating leases, was approximately $44.3 million, $40.5 million and $37.6 million in fiscal years 2012, 2011 and 2010, respectively. Also included in rent expense is contingent rental expense, based on store sales, of approximately $4.1 million, $4.5 million and $4.3 million, respectively.

Future minimum lease payments under all operating leases with initial terms of one year or more are as follows: $49.5 million in 2013; $45.6 million in 2014; $41.8 million in 2015; $35.5 million in 2016; $30.2 million in 2017 and $91.7 million thereafter.

Note 7 — Employee Benefit Plans

Stock-based compensation — Stock-based compensation includes stock option grants, restricted stock unit grants, and other transactions under the Company's equity plans. Total stock-based compensation expense (a component of compensation and benefits) was approximately $2.7 million, $3.1 million and $2.7 million for fiscal years 2012, 2011 and 2010, respectively.

In July 2002, the Company adopted the Kirkland's, Inc. 2002 Equity Incentive Plan (the "2002 Plan"). The 2002 Plan provides for the award of restricted stock, restricted stock units ("RSUs"), incentive stock options, non-qualified stock options and stock appreciation rights with respect to shares of common stock to employees, directors, consultants and other individuals who perform services for the Company. The 2002 Plan is authorized to provide awards for up to a maximum of 2,500,000 shares of common stock. Options issued to employees under the 2002 Plan have maximum contractual terms of 10 years and generally vest ratably over 3 or 4 years. Restricted stock units granted to employees vest on the third anniversary of the grant date, and are convertible into common stock on the date of vesting. Options issued to non-employee directors vest immediately on the date of the grant. Restricted stock units granted to non-employee directors vest on the first anniversary of the grant date.

As of February 2, 2013, options to purchase 1,417,906 shares of common stock were outstanding under the 2002 Plan at exercise prices ranging from $2.03 to $19.06 per share. As of February 2, 2013, there were 247,000 RSUs outstanding under the 2002 Plan with fair value grant prices ranging from $10.93 to $19.06 per share. Shares reserved for future stock-based grants under the 2002 Plan approximated 313,000 at February 2, 2013.

Stock options — The Company allows for the settlement of vested stock options on a net share basis ("net settled stock options"), instead of settlement with a cash payment ("cash settled stock options"), if so desired by the holder. With net settled stock options, the employee does not surrender any cash or shares upon exercise. Rather, the Company withholds the number of shares to cover the option exercise price and the minimum statutory tax withholding obligations from the shares that would otherwise be issued upon exercise. The settlement of vested stock options on a net share basis results in fewer shares issued by the Company.

As of February 2, 2013, there were 972,906 outstanding in-the-money options. The aggregate intrinsic value of in-the-money options outstanding and options exercisable as of February 2, 2013 was approximately $2.6 million and $2.5 million, respectively. The weighted average grant date fair value of options granted during fiscal 2012, fiscal 2011 and fiscal 2010 were $10.93, $12.31 and $11.30, respectively. The intrinsic value of options exercised was $0.4 million in fiscal 2012, $1.3 million in fiscal 2011 and $2.9 million in fiscal 2010. At February 2, 2013, unrecognized stock compensation expense related to the unvested portion of outstanding stock options was approximately $2.5 million, which is expected to be recognized over a weighted average period of 1.9 years.

Stock option activity for the year ended February 2, 2013, was as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Balance at January 28, 2012	1,315,024	11.04	
Options granted	175,000	10.93	
Options exercised	(52,118)	8.90	
Options forfeited	(20,000)	13.70	
Balance at February 2, 2013	1,417,906	$ 11.07	6.3
Options Exercisable As of:			
February 2, 2013	1,056,660	$ 10.34	5.5

The fair value of each option is recorded as compensation expense on a straight-line basis over the applicable vesting period. The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes multiple-option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly subjective in the determination of compensation expense. The weighted average for key assumptions used in determining the fair value of options granted in fiscal years 2012, 2011 and 2010 and a summary of the methodology applied to develop each assumption are as follows:

	53 Weeks Ended	52 Weeks Ended	
	February 2, 2013	January 28, 2012	January 29, 2011
Expected price volatility	0.56	0.65	0.63
Risk-free interest rate	0.77%	2.1%	2.5%
Expected life	6.3 years	6.3 years	6.3 years
Forfeiture rate	5%	5%	5%
Dividend yield	0%	0%	0%

Expected price volatility — The expected price volatility is a measure of the amount by which the stock price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of its stock to calculate the volatility assumption as it is management's belief that this is the best indicator of future volatility. The Company calculates daily market value changes to the date of grant over a period beginning one year following the Company's initial public offering date. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate — The risk-free interest rate is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected life — The expected life is the period of time over which the options granted are expected to remain outstanding. The Company uses the "simplified" method found in the Securities and Exchange Commission's Staff Accounting Bulletin No. 107 to estimate the expected life of stock option grants. Options granted have a maximum term of ten years. An increase in the expected life will increase compensation expense.

Forfeiture rate — The forfeiture rate is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This estimate is based on historical experience of similar grants. An increase in the forfeiture rate will decrease compensation expense. The Company's forfeiture estimate has a minimal effect on expense as the majority of the Company's stock option awards vest quarterly.

Dividend yield — The Company has not paid a dividend on its common stock for each of the last three fiscal years. The addition or increase of a dividend will decrease compensation expense.

Restricted stock units — The Company periodically grants restricted stock units for a fixed number of shares to various employees and directors. The RSUs granted to directors become 100% vested on the first anniversary of the grant date. The RSUs granted to employees become 100% vested on the third anniversary of the grant date, provided the employee has remained in continuous service with the Company through that date. The fair value of the RSUs is equal to the closing price of the Company's common stock on the date of the grant. The Company granted 94,000, 89,000 and 114,000 RSUs during fiscal 2012, 2011 and 2010, respectively. The weighted average grant date fair values of the RSUs granted during fiscal 2012, 2011 and 2010 were $10.93, $12.33 and $19.31, respectively. Compensation expense related to RSUs is recognized ratably over the requisite service period. Compensation expense for RSUs during fiscal 2012, 2011 and 2010 was approximately $1.3 million, $1.1 million and $957,000, respectively. As of February 2, 2013, there was approximately $1.2 million of unrecognized compensation expense related to RSUs which is expected to be recognized over a weighted average period of 0.9 years.

RSU activity in each of the periods indicated were as follows:

	Shares		Weighted Average Grant Date Fair Value
Non-vested at January 28, 2012	179,000	$	15.71
Granted	94,000		10.93
Vested	(24,000)		12.33
Forfeited	(2,000)		15.70
Non-vested at February 2, 2013	247,000	$	14.22

Employee stock purchase plan — In July 2002, the Company adopted an Employee Stock Purchase Plan ("ESPP"). Under the ESPP, full-time employees who have completed twelve consecutive months of service are allowed to purchase shares of the Company's common stock, subject to certain limitations, through payroll deduction, at 85% of the fair market value. The Company's ESPP is authorized to issue up to 500,000 shares of common stock. During fiscal 2012, 2011 and 2010, there were 30,545, 29,204 and 24,185 shares of common stock, respectively, issued to participants under the ESPP, with approximately 71,000 shares remaining under the original authorization.

401(k) savings plan — The Company maintains a defined contribution 401(k) employee benefit plan, which covers all employees meeting certain age and service requirements. Up to 6% of the employee's compensation may be matched at the Company's discretion, subject to statutory limitations. For all fiscal years presented, this discretionary percentage was 50% of an employee's contribution subject to Plan maximums. The Company's matching contributions were approximately $446,000, $402,000 and $400,000 in fiscal 2012, 2011 and 2010, respectively. The Company has the option to make additional contributions to the Plan on behalf of covered employees; however, no such contributions were made in fiscal 2012, 2011, or 2010.

Deferred compensation plan — Effective March 1, 2005, the Company adopted The Executive Non-Qualified Excess Plan (the "Deferred Compensation Plan"). The Deferred Compensation Plan is available for certain employees whose benefits under the 401(k) Savings Plan are limited due to provisions of the Internal Revenue Code. The Company's matching contributions to this Plan were approximately $65,000, $60,000 and $69,000 in fiscal years 2012, 2011 and 2010, respectively.

Note 8 — Commitments and Contingencies

Financial instruments that potentially subject the Company to concentration of risk are primarily cash and cash equivalents. The Company places its cash and cash equivalents in insured depository institutions and limits the amount of credit exposure to any one institution within the covenant restrictions imposed by the Company's debt agreements.

The Company is involved in various routine legal proceedings incidental to the conduct of our business. The Company believes that any resulting liability from existing legal proceedings, individually or in the aggregate, will not have a material adverse effect on its operations or financial condition.

Note 9 — Related Party Transactions

In July 2009, the Company entered into a Vendor Agreement with a related party vendor to purchase merchandise inventory. The vendor is considered a related party because its principal owner is the spouse of the Company's Vice President of Merchandising. During fiscal 2012, the Company's purchases from this vendor totaled approximately $28.1 million, or 12.7% of total merchandise purchases. During fiscal 2011, the Company's purchases from this vendor totaled approximately $25.1 million, or 12.0% of total merchandise purchases. During fiscal 2010, the Company's purchases from this vendor totaled approximately $20.9 million, or 11% of total merchandise purchases. Included in cost of sales for fiscal years 2012, 2011, and 2010 were $26.7 million, $22.5 million, and $18.5 million, respectively related to this vendor. Payable amounts outstanding to this vendor were approximately $2.2 million as of February 2, 2013 and $1.9 million as of January 28, 2012. The Company's payable terms with this vendor are consistent with the terms offered by other vendors in the ordinary course of business.

Note 10 — Stock Repurchase Program

On August 19, 2011, the Company's Board of Directors authorized a stock repurchase plan providing for the purchase in the aggregate of up to $40 million of the Company's outstanding common stock from time to time until February 2013. Through February 2, 2013, the Company had repurchased and retired a total of approximately 3.4 million shares at an aggregate cost of $40 million, completing the original authorization. The Company's Board of Directors has not authorized any additional repurchase program as of the date of this filing.

Note 11 — Quarterly Financial Information (Unaudited)

Summarized quarterly financial results for fiscal 2012 and fiscal 2011 follow (in thousands, except per share amounts):

	Fiscal 2012 Quarter Ended			
	April 28, 2012	July 28, 2012	October 27, 2012	February 2, 2013 (1)
Total revenue	$ 97,788	$ 91,004	$ 96,688	$ 162,885
Gross profit	38,469	29,994	34,019	66,134
Operating income (loss)	3,170	(3,952)	(746)	23,056
Net income (loss)	1,955	(1,997)	(416)	14,253
Earnings (loss) per share:				
Basic	0.11	(0.11)	(0.02)	0.83
Diluted	0.10	(0.11)	(0.02)	0.82

	Fiscal 2011 Quarter Ended			
	April 30, 2011	July 30, 2011	October 29, 2011	January 28, 2012
Total revenue	$ 94,403	$ 89,701	$ 97,071	$ 149,110
Gross profit	38,088	30,845	36,133	64,128
Operating income (loss)	5,166	(640)	1,924	24,055
Net income (loss)	3,170	(480)	1,247	15,178
Earnings (loss) per share:				
Basic	0.16	(0.02)	0.06	0.80
Diluted	0.15	(0.02)	0.06	0.78

(1) The quarter ended February 2, 2013, includes 14 weeks.

3. *Exhibits:* (see (b) below)

(b) *Exhibits.*

The following is a list of exhibits filed as part of this annual report on Form 10-K. For exhibits incorporated by reference, the location of the exhibit in the Company's previous filing is indicated in parentheses.

Exhibit Number		Description
3.1*	—	Amended and Restated Charter of Kirkland's, Inc. (Exhibit 3.1 to our Current Report on Form 8-K dated May 7, 2010)
3.2*	—	Amended and Restated Bylaws of Kirkland's, Inc. (Exhibit 3.2 to our Current Report on Form 8-K dated March 31, 2006)
4.1*	—	Form of Specimen Stock Certificate (Exhibit 4.1 to Amendment No. 1 to our registration statement on Form S-1 filed on June 5, 2002, Registration No. 333-86746 ("Amendment No. 1 to 2002 Form S-1"))
10.1*	—	Amended and Restated Credit Agreement, dated as of August 19, 2011, by and among Kirkland's, Inc., the borrowers named therein, and Bank of America, N.A., as agent, and the lenders named therein (Exhibit 10.1 to our Current Report on Form 8-k dated August 24, 2011)
10.2*	—	Amended and Restated Security Agreement, dated as of August 19, 2011, by and among Kirkland's, Inc., the other guarantors named therein and Bank of America, N.A., as agent, and the lenders named therein (Exhibit 10.2 to our Current Report on Form 8-k dated August 24, 2011)
10.3+*	—	Severance Rights Agreement by and between Kirkland's and W. Michael Madden dated April 11, 2008 (Exhibit 99.1 to our Form 8-K/A dated April 12, 2008)
10.4+*	—	Employment Agreement by and between Kirkland's and Robert E. Alderson dated June 1, 2002, (Exhibit No. 10.6 to Amendment No. 1 to 2002 Form S-1)
10.5+*	—	Amendment to Employment Agreement by and between Kirkland's, Inc. and Robert E. Alderson dated March 31, 2004 (Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended May 1, 2004)
10.6+*	—	1996 Executive Incentive and Non-Qualified Stock Option Plan, as amended through April 17, 2002 (Exhibit 10.10 to our registration statement on Form S-1 filed on April 23, 2002, Registration No. 333-86746 (the "2002 Form S-1"))
10.7+*	—	2002 Equity Incentive Plan (Exhibit 10.11 to Amendment No. 1 to 2002 Form S-1)
10.8*	—	Employee Stock Purchase Plan (Exhibit 10.12 to Amendment No. 4 to our registration statement on Form S-1 filed on July 10, 2002, Registration No. 333-86746)
10.9+*	—	Form of Non-Qualified Stock Option Award Agreement for Director Grants (Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended October 30, 2004 ("October 2004 Form 10-Q"))
10.10+*	—	Form of Incentive Stock Option Agreement(Exhibit 10.2 to the October 2004 Form 10-Q)
10.11+*	—	Executive Non-Qualified Excess Plan (Exhibit 10.19 to our Annual Report on Form 10-K for the year ended January 29, 2005)
10.12*	—	First Amendment to Loan and Security Agreement dated as of August 6, 2007, by and among Kirkland's, Inc., Kirkland's Stores, Inc. and kirklands.com, inc., Fleet Retail Group, Inc., as Agent, and the Financial Institutions Party Thereto From Time to Time as Lenders (Exhibit 10.1 to our Current Report on Form 8-K dated August 10, 2007)
10.13*	—	First Amendment to Kirkland's, Inc. 2002 Equity Incentive Plan effective March 17, 2006 (Exhibit 99.2 to our Current Report on Form 8-K dated March 22, 2006 (the "March 22, 2006 Form 8-K"))
10.14*	—	Office Lease Agreement dated March 1, 2007 by and between Kirkland's and Two Rivers Corporate Centre, L.P. (Exhibit 10.1 to our Current Report on Form 8-K dated March 7, 2007)
10.15+*	—	Severance Rights Agreement by and between Kirkland's and Robert E. Alderson dated May 30, 2006 (Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended July 29, 2006)
21.1*	—	Subsidiaries of Kirkland's (Exhibit 21 to the 2002 Form S-1)
23.1	—	Consent of Ernst & Young LLP
31.1	—	Certification of the President and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	—	Certification of the Senior Vice President and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	—	Certification of the President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	—	Certification of the Senior Vice President and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	—	Interactive Data File (Annual Report on form 10-K, for the year ended February 2, 2013, furnished in XBRL (eXtensible Business Reporting Language))

* Incorporated by reference.

\+ Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND'S, INC.

By: /s/ ROBERT E. ALDERSON
Robert E. Alderson
President and Chief Executive Officer

Date: April 18, 2013

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT E. ALDERSON Robert E. Alderson	President and Chief Executive Officer, and Director (Principal Executive Officer)	April 18, 2013
/s/ W. MICHAEL MADDEN W. Michael Madden	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 18, 2013
/s/ CARL KIRKLAND Carl Kirkland	Director	April 18, 2013
/s/ STEVEN J. COLLINS Steven J. Collins	Director	April 18, 2013
/s/ MILES KIRKLAND Miles Kirkland	Director	April 18, 2013
/s/ R. WILSON ORR, III R. Wilson Orr, III	Director	April 18, 2013
/s/ RALPH T. PARKS Ralph T. Parks	Director	April 18, 2013
/s/ MURRAY M. SPAIN Murray M. Spain	Director	April 18, 2013

KIRKLANDS, INC.
INDEX OF EXHIBITS FILED WITH THIS ANNUAL REPORT ON 10-K

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP.
31.1	Certification of the President and Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a)
31.2	Certification of the Senior Vice President and Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a)
32.1	Certification of the President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350
32.2	Certification of the Senior Vice President and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350
101	Interactive Data File (Annual Report on Form 10-K, for the year ended February 2, 2013, furnished in XBRL (eXtensible Business Reporting Language))

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements and related prospectuses:

(1) Registration Statement (Form S-3 No. 333-152165) pertaining to a registration to sell 2,641,032 shares of common stock by certain selling shareholders;

(2) Registration Statement (Form S-3 No. 333-111245) pertaining to a registration to sell 4,517,604 shares of common stock by certain selling shareholders;

(3) Registration Statement (Form S-8 No. 333-100157) pertaining to the 1996 Executive and Non-Qualified Stock Option Plan, the 2002 Equity Incentive Plan, the Employee Stock Purchase Plan, and certain outstanding stock options; and

(4) Registration Statement (Form S-8 No. 333-128120) pertaining to the Executive Nonqualified Excess Plan

of our reports dated April 18, 2013, with respect to the consolidated financial statements of Kirkland's, Inc. and the effectiveness of internal control over financial reporting of Kirkland's, Inc. included in this Annual Report (Form 10-K) of Kirkland's, Inc. for the year ended February 2, 2013.

/s/ Ernst & Young LLP

Memphis, Tennessee
April 18, 2013

Exhibit 31.1

CERTIFICATION OF PRESIDENT AND CHIEF EXECUTIVE OFFICER

I, Robert E. Alderson, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kirkland's, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ROBERT E. ALDERSON

Robert E. Alderson
President and Chief Executive Officer

Date: April 18, 2013

Exhibit 31.2

CERTIFICATION OF SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

I, W. Michael Madden, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kirkland's, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ W. MICHAEL MADDEN

W. Michael Madden
Senior Vice President and
Chief Financial Officer

Date: April 18, 2013

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report of Kirkland's, Inc. (the "Company") on Form 10-K for the fiscal year ended February 2, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert E. Alderson, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ROBERT E. ALDERSON

Robert E. Alderson
President and Chief Executive Officer

April 18, 2013

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report of Kirkland's, Inc. (the "Company") on Form 10-K for the fiscal year ended February 2, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, W. Michael Madden, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. MICHAEL MADDEN

W. Michael Madden
Senior Vice President and Chief Financial Officer

April 18, 2013

DIRECTORS AND OFFICERS

DIRECTORS

R. Wilson Orr, III
Chairman of the Board of Directors
Managing Partner, SSM Partners

Carl T. Kirkland
Founder
Kirkland's, Inc.

Robert E. Alderson
President and Chief Executive Officer
Kirkland's, Inc.

Steven J. Collins
Managing Director
Advent International

Miles T. Kirkland, CFA
Vice President and
Portfolio Manager
Nashville Bank & Trust Co.

Ralph T. Parks
President
RT Parks, Inc.

Murray M. Spain
Co-Founder
Dollar Express, Inc.

OFFICERS

Robert E. Alderson
President and Chief Executive Officer

W. Michael Madden
Senior Vice President, Chief Financial Officer and Secretary

Michelle R. Graul
Senior Vice President of Stores Human Resources

Todd A. Weier
Senior Vice President of Logistics

Karla Q. Calderon
Vice President of Merchandising

Adam C. Holland
Vice President of Finance

Kathy W. Krahn
Vice President of Store Operations

Mark P. Krebs
Vice President of Marketing/E-Commerce

Deborah A. McDonald
Vice President of Merchandising Operations

Philip H. Rogers
Vice President of Information Services

CORPORATE DATA

CORPORATE HEADQUARTERS

Kirkland's, Inc.
2501 McGavock Pike, Suite 1000
Nashville, Tennessee 37214
615.872.4800
www.kirklands.com

TRANSFER AGENT AND REGISTRAR

Broadridge Corporate Issuer Solutions, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003
610.649.7300
Shareholders seeking information concerning stock transfers, change of address, and lost certificates should contact Broadridge Corporate Issuer Solutions directly.

INDEPENDENT AUDITORS

Ernst & Young LLP
Memphis, Tennessee

CORPORATE COUNSEL

Pepper Hamilton LLP
Philadelphia, Pennsylvania

ANNUAL REPORT ON FORM 10-K

A copy of the Company's fiscal 2012 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to shareholders by contacting the Investor Relations Department at the Company's address above.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 2:00 p.m. Central Daylight Time on June 4, 2013, at the Hutton Hotel, 1808 West End Avenue, Nashville, Tennessee.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the statements made herein are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Kirkland's actual results to differ materially from forecasted results. Those risks and uncertainties include, among other things, the competitive environment in the home décor industry in general and in Kirkland's specific market areas, inflation, product availability and growth opportunities, seasonal fluctuations, and economic conditions in general. Those and other risks are more fully described in Kirkland's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K filed on April 18, 2013. Kirkland's disclaims any obligation to update any such factors or to publicly announce results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

STOCK MARKET INFORMATION

The Company's common stock is traded on the NASDAQ Global Market under the symbol KIRK. On April 8, 2013, there were 59 holders of record and 2,825 beneficial owners of the Company's common stock. The following table sets forth, for the periods indicated, the high and low last sale prices of shares of the common stock as reported by NASDAQ:

	High	Low
Fiscal 2012:		
Quarter ended April 28, 2012	$ 17.28	$13.51
Quarter ended July 28, 2012	$ 14.64	$10.00
Quarter ended October 27, 2012	$ 10.99	$ 8.60
Quarter ended February 2, 2013	$ 11.57	$ 8.77
Fiscal 2011:		
Quarter ended April 30, 2011	$ 15.82	$13.25
Quarter ended July 30, 2011	$ 16.15	$10.79
Quarter ended October 29, 2011	$ 11.53	$ 8.36
Quarter ended January 28, 2012	$ 14.57	$10.91

KIRKLAND'S®

2501 McGavock Pike
Suite 1000
Nashville, TN 37214
615.872.4800

www.kirklands.com